2021 ESG ANNUAL REPORT S U S TA I N

2 2021 ESG ANNUAL REPORT TRICON RESIDENTIAL Tricon Residential Inc. is an owner and operator of a growing portfolio of approximately 37,000 single-family rental homes and multi-family rental apartments in the United States and Canada as of year-end 2021, with a primary focus on the U.S. Sun Belt. Our commitment to enriching the lives of our residents and local communities underpins Tricon’s culture and business philosophy. We strive to continuously improve the resident experience through our technology-enabled operating platform and innovative approach to rental housing. At Tricon, we imagine a world where housing unlocks life’s potential. For more information, visit www.triconresidential.com. 1,000+ Employees $13.7 BILLION Real estate assets under management 1988 Founded 19.7% Same home resident turnover 23% Average rent to income ratio 4.5 Tricon’s Google reviews rating – 4.5 out of 5 stars 2.8 Average household size 29,149 Homes 21 Markets $1,529 Average monthly rent 97.6% Same home occupancy Our Company Our Residents Our Single-Family Homes About Us NOTICE TO READER: This document contains forward-looking statements and information relating to expected future events and the Company’s financial and operating results and projections. This document also presents financial measures and key performance indicators used by the Company to measure its performance that are not recognized under International Financial Reporting Standards (“IFRS”). Please refer to the sections entitled “Non-IFRS Measures” and “Forward-Looking Statements”, as well as sections 4 and 6 and Appendix A, of the Company’s Management’s Discussion and Analysis for the three months ended March 31, 2022 (which sections are incorporated herein by reference) for further information and disclaimers concerning these forward-looking statements and for the required definition, calculation and reconciliation of non-IFRS measures. All financial information is presented in U.S. dollars and as of December 31, 2021 unless otherwise indicated.

3 2021 ESG ANNUAL REPORT TRICON RESIDENTIAL Introduction About Our Report Letter from Our Chief Executive Officer Who We Are Our 2021 ESG Performance Highlights Our ESG Governance Our ESG Strategy Our People Employee Experience Professional Development and High-Performance Management Diversity, Inclusion and Belonging Our Residents Resident Experience Tricon Vantage Community Engagement Our Impact Consumption Reduction – Portfolio Consumption Reduction – Operations Sustainable Acquisition, Development and Renovation Policies Our Governance Ethical Business Conduct Enterprise Risk Management Board and Leadership Diversity Our Innovation Driving Efficiencies with our Technology-Enabled Operating Platform Our Innovation Lab ESG Disclosures Awards and Recognition GRI Content Index Contents 4 19 33 51 72 81 86

Contents Introduction Our People Our Residents Our Impact Our Governance Our Innovation ESG Disclosures

About Our Report

Alignment with Reporting Frameworks and Benchmarks

Publishing standardized, transparent and comprehensive environmental, social and governance (ESG) disclosures holds us accountable for our performance, showcases our ESG efforts, and identifies opportunities for improvement. This report adheres to the reporting frameworks and standards of the Global Reporting Initiative (GRI) and Sustainable Accounting Standards Board (SASB). In addition, the information and metrics disclosed in this report align with the United Nations Sustainable Development Goals (SDGs), the Global Real Estate Sustainability Benchmark (GRESB) and the United Nations-supported Principles for Responsible Investment (PRI). The ESG Performance Scorecard available on our website and the GRI Index on page 88 map the disclosures in this report and other Tricon publications to the metrics in these reporting frameworks.

Signatory of:

Reporting Period, Scope and Boundaries

This is Tricon's annual report detailing our ESG performance and activities from January 1 to December 31, 2021, and covers Tricon's U.S. and Canadian operations, which together total over 36,900 residential homes and apartment units, over 7,000 homes under development, and $13.7 billion of real estate assets under management as at year-end. For additional details, refer to the ESG Performance Scorecard, available on our website at triconresidential.com/about/sustainability.

Stakeholder Engagement

We aim to be transparent in all aspects of our reporting, and we respond to ESG-related inquiries on an ongoing basis. To ask questions or make suggestions on how we might improve our reporting, please contact our Director, ESG Strategy, Irena Stankovic, at istankovic@triconresidential.com.

More information about our governance practices is available on our website at triconresidential.com/investors/corporate-governance.

Imagery

All photographs in this report in which people are not wearing masks were taken prior to the COVID-19 pandemic or in accordance with Tricon's internal protocols and local COVID-19 protocols. This report includes images that may be artists' renderings and that may not be representative of all Tricon properties.

4 2021 ESG ANNUAL REPORT TRICON RESIDENTIAL

Letter from Our Chief Executive Officer To Our Stakeholders, Tricon has long maintained a people-first culture that is dedicated to enriching the lives of our employees, our residents, and our communities. We believe that by taking care of our employees, they in turn will take care of our residents and elevate the communities in which we operate. This philosophy guided our actions throughout the pandemic, and I want to thank our many dedicated employees who went above and beyond to serve our residents in these times of need. Tricon is part of a small community of leaders in the single-family rental business and is in a select position to demonstrate that our business can and should be a force for good. And increasingly, our actions are having a positive impact on addressing the key challenges of affordability and lack of supply affecting housing markets in the U.S. and Canada. In 2021, we launched Tricon Vantage, one of the most impactful ESG initiatives in our industry. Tricon Vantage is a suite of programs and services tailored to enhance our residents’ financial well-being, and it represents the evolution of Tricon’s resident-centric approach to single-family rental property management. At the core of this program is our long-standing practice of capping annual rent increases for existing residents at rates typically below market rents. Tricon Vantage also includes financial literacy services, a credit builder program, and a resident home purchase program, and we plan to introduce a resident down payment assistance program in 2022. We have also been a leader in resident rent relief efforts, in part through our Resident Emergency Assistance Fund. Our Residents section on pages 40 to 43 of this report details each of the Tricon Vantage programs and initiatives. As part of our goal to make housing more accessible and to increase housing supply, this past November we announced our first wave of purpose-built single- family rental communities, totaling over 3,000 new homes to be delivered and available for rent starting in 2022. This represents over $1 billion of investment in providing new, high-quality rental housing and much-needed additional housing supply in the communities where we operate. And that’s just the beginning – Tricon is one of the most active multi-family rental developers and operators in Toronto, with nearly 6,500 Class A multi-family rental apartments projected to be delivered over the next four years. I am humbled that we have made a difference during these trying times, and stand in awe of our employees who delivered on our commitments. GARY BERMAN President and CEO, Director Introduction Our Residents Our Impact Our Governance Our InnovationOur People ESG DisclosuresContents 5 2021 ESG ANNUAL REPORT TRICON RESIDENTIAL

Contents Introduction Our People Our Residents Our Impact Our Governance Our Innovation ESG Disclosures

While new rental housing is our core business and the focus of our growth, our purpose as a company extends beyond that. For over a decade, we have also been one of the most active developers of for-sale housing in the U.S. via Johnson Development Corp. (JDC), a residential master-planned community developer. Through this business, we deliver home sites for approximately 4,000 new homes each year. We believe housing should be accessible to all, and we are here to provide alternatives for individuals and families, whether they choose to buy or rent.

Alongside the Tricon Vantage program, Tricon's environmental initiatives represent a collection of activities and programs that focus on sustainable renovation practices, reducing the overall utility consumption levels in our single-family portfolio, assessing a Net Zero pilot community and targeting 3.9 million square feet of LEED Gold-certified space in our growing Canadian multi-family development pipeline.

On the corporate governance front, Tricon's commitment to supporting and furthering the principles of diversity, inclusion and belonging is reflected in the 10% of Board members who identify as BIPOC, and the 31% of individuals serving on the Board or in senior management roles who identify as women. We've made significant progress, but we recognize that we still have a long way to go.

These examples are just a few of our ESG accomplishments. I invite you to read our second annual ESG report to learn more about our leadership team's commitment and progress toward integrating ESG into our business, as we continue our journey of sustainable growth.

Gary Berman

Gary Berman
President and Chief Executive Officer, Director



6 2021 ESG ANNUAL REPORT TRICON RESIDENTIAL

Contents **Introduction** Our People Our Residents Our Impact Our Governance Our Innovation ESG Disclosures

Who We Are

Single-Family Rental

29,149
Total Homes

39%
Compound Annual Portfolio Growth

1,655 SF
Average Home Size

$1,529 / $0.92 Per SF
Average Monthly Rent

97.6%
Same Home Occupancy*

8.2%
Same Home Average Blended Rent Growth*

7.2%
Same Home NOI Growth in 2021*

67.8%
Same Home NOI Margin*


ATLANTA, GA


CHARLOTTE, NC


NASHVILLE, TN


PHOENIX, AZ


JACKSONVILLE, FL


OUR BALANCE SHEET EXPOSURE[1]

94% Single-Family Rental

6% Adjacent Residential Businesses

Adjacent Residential Businesses



Canadian Multi-Family Rental

Toronto-based build-to-core apartment portfolio with a growth path to 6,500 units*



U.S. Multi-Family Rental

Portfolio of 23 recent-vintage properties across attractive Sun Belt markets, comprising 7,289 apartment units



U.S. Residential Development

Purpose-built single-family communities, with over 3,000 new homes to be available for rent starting in 2022*

*See "Notice to Reader" on page 1 of this report.

[1] Based on the fair value of single-family homes, equity-accounted investments in multi-family rental properties, equity-accounted investments in Canadian residential developments, Canadian development properties (net of debt) and investments in U.S. residential developments.

7 2021 ESG ANNUAL REPORT TRICON RESIDENTIAL

Contents | **Introduction** | Our People | Our Residents | Our Impact | Our Governance | Our Innovation | ESG Disclosures

Our Focus

FOCUS ON HIGH-GROWTH GEOGRAPHIC MARKETS

Projected Population Growth (2020 – 2030)[1]

< 5% | 5% to 10% | 10% to 20%

+

TARGET THE MIDDLE-MARKET DEMOGRAPHIC

- Longer-term renters
- Stable cash flow profile
- Low turnover rate
- Stronger rent-to-income ratio




RENO
NORTHERN CALIFORNIA
LAS VEGAS
SOUTHERN CALIFORNIA
PHOENIX
DENVER
DALLAS-FORT WORTH
AUSTIN
SAN ANTONIO
HOUSTON
NASHVILLE
ATLANTA
TAMPA
TORONTO
INDIANAPOLIS
GREENSBORO
RALEIGH
CHARLOTTE
GREENVILLE
COLUMBIA
JACKSONVILLE
ORLANDO
SOUTHEAST FLORIDA

[1] *Source: John Burns Real Estate Consulting.*

8 **2021 ESG ANNUAL REPORT** TRICON RESIDENTIAL

Contents Introduction Our People Our Residents Our Impact Our Governance Our Innovation ESG Disclosures

Our Purpose and Guiding Principles

Tricon's focus on culture is a competitive advantage and leads to a superior resident experience, innovative housing solutions and industry-leading operating performance.

Imagine a world where housing unlocks life's potential

Care & Compassion

Go above and beyond to enrich the lives of our residents

Dedication & Excellence

Commit to and inspire excellence in everything we do

Curiosity & Innovation

Ask questions, embrace problems, thrive on the process of innovation

Integrity & Honesty

Do what is right, not what is easy

Leadership & Legacy

Elevate each other so together we leave an enduring legacy


COLUMBIA, SC


THE SELBY TORONTO, ON




ATLANTA, GA



9 2021 ESG ANNUAL REPORT TRICON RESIDENTIAL

Contents | Introduction | Our People | Our Residents | Our Impact | Our Governance | Our Innovation | ESG Disclosures

Our ESG Journey

We haven't always called them ESG principles, yet these themes have been the cornerstone of our success for the past 34 years. We are proud of the many ESG milestones we have achieved to date and remain committed to sustainability as we grow our business.

MILESTONES

- ESG MILESTONES
- BUSINESS MILESTONES

1988

- Founded with a focus on providing equity to residential developers

2010

- Listed on the TSX with an Initial Public Offering of C$69M

2012

- Received the Houston-Galveston Area Council's Parks and Natural Areas restoration award for the restoration of Flewellen Creek at Cross Creek Ranch
- Entered U.S. single-family rental business

2017

- Acquired NYSE-listed Silver Bay Realty Trust for $1.4B

2018

- Launched technology-enabled operating platform:
  - TriAD
  - TriFORCE
  - TriPOD
- Initiated self-governing on single-family renewal rents
- Formed $2.0B SFR JV to acquire ~10,000 homes

2019

- Great Place to Work® (GPTW®) Certification – U.S.
- Initial roll-out of smart home technologies
- Launched internal ESG working team
- Formed $1.0B joint venture (JV) to pursue SFR build-to-rent communities
- Acquired $1.3B U.S. Sun Belt multi-family portfolio

2020

- Attained first LEED Gold-certified multi-family building
- GPTW® certification in Canada
- Renewed Diversity, Inclusion and Belonging (DIB) Statement
- Signed BlackNorth Initiative CEO Pledge
- Established ESG Roadmap
- $300M preferred equity investment in Tricon led by Blackstone Real Estate Investment Trust

2021

- Published first annual ESG Report – Tricon's first comprehensive ESG disclosure
- Hired Director, ESG Strategy and appointed Head of Sustainability
- Completed inaugural GRESB submission and became UN-PRI signatory
- Launched DIB Roadmap and met diversity and pay parity goals
- Launched Tricon Academy – professional development platform
- Updated ESG objectives and priorities to focus on high-impact initiatives across each category
- Formed $5.0B SFR JV to acquire ~19,000 homes
- Formed $1.5B SFR Homebuilder Direct JV to acquire ~4,250 homes
- Formed $1.3B JV and re-capitalized U.S. multi-family portfolio
- Formed $1.1B Toronto multi-family development JV with CPP Investments
- Completed a $570M U.S. IPO and listed on the NYSE

2022+

- Launched Tricon Vantage, a market-leading suite of financial tools for residents
- Launched SFR portfolio resource consumption model
- Targeted completion of two more LEED Gold-certified multi-family buildings (Canary Landing in the West Don Lands and The Taylor)
- Path to 50,000+ SFR homes in place, representing 100% anticipated portfolio growth from 2021 to 2024*

*See "Notice to Reader" on page 1 of this report.

Size of Investment Vehicles noted above includes committed equity capital and assumed property-level debt.

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Contents | **Introduction** | Our People | Our Residents | Our Impact | Our Governance | Our Innovation | ESG Disclosures

Our 2021 ESG Performance Highlights

Our Impact

OVER
$68
MILLION
invested in energy efficiency measures[1]

COMPLETED ENERGY EFFICIENCY UPGRADES ON
6,425
SINGLE-FAMILY HOMES
covering 70% of portfolio with energy efficient upgrades[1]

LAUNCHED PILOT STUDY FOR
NET ZERO
HOMES
including solar power installations, insulation upgrades and electric vehicle charging stations

MANAGING
451,195
SQ FT
of LEED Gold-certified space

SECURED A
$90
MILLION
green loan for the Canary Landing development in Toronto[2]

Our People and Our Residents

44%
OF PEOPLE LEADER ROLES ARE HELD BY WOMEN
Built a diverse and inclusive leadership team[3]

10k+
HOURS
of training completed through Tricon Academy
(Surpassing our target by 4,000 training hours)

76%
OF EMPLOYEES
completed an ESG training module
(Surpassing our target of 75%)

WAIVED OVER
$7.2 MILLION
of late fees, penalties, and overdue rent related to COVID-19[4]

EARNED
GREAT PLACE TO WORK®
certification for the second year in a row[5]

Great Place To Work. Certified USA
Great Place To Work. Certified CANADA

LAUNCHED
TRICON VANTAGE
a resident-centric program supporting the financial well-being of ~90,000 residents[6]

Our Governance

30%
OF BOARD MEMBERS ARE WOMEN

10%
OF BOARD MEMBERS ARE BIPOC
(Black, Indigenous and people of color)

Formalized an in-house ESG team, including a Managing Director and Head of Sustainability, Director of ESG Strategy and an ESG Working Group

COMPLETED INAUGURAL
GRESB
SUBMISSION
Results will underpin our ESG performance and disclosure

BECAME A
UNITED NATIONS-SUPPORTED
PRI SIGNATORY

ALIGNMENT WITH UNITED NATIONS SUSTAINABLE DEVELOPMENT GOALS
(See page 18 for details)

Affordable and Clean Energy | Climate Action | Sustainable Cities and Communities | Gender Equality | Quality Education | No Poverty | Reduced Inequality

[1] Based on new water heater, HVAC, or home appliance installations in our SFR portfolio.
[2] Tricon's proportionate share of a secured $90 million green loan is $30 million.
[3] Mid-management employees are classified as people leaders.
[4] Combined total for 2020 and 2021.
[5] Including our U.S. and Canadian business operations.
[6] Tricon Vantage is a suite of programs and services for our residents. Detailed on page 40 to 43 of this report.

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Contents | **Introduction** | Our People | Our Residents | Our Impact | Our Governance | Our Innovation | ESG Disclosures

Our ESG Governance

Tricon's ESG program is guided by our Board of Directors and Executive Leadership Team comprised of Gary Berman, President and Chief Executive Officer; Wissam Francis, EVP and Chief Financial Officer; Jonathan Ellenzweig, Chief Investment Officer; Kevin Baldridge, Chief Operating Officer; David Veneziano, Chief Legal Officer; and Sherrie Suski, Chief People Officer. Together, they are responsible for setting Tricon's overall strategic ESG direction. Tricon's ESG initiatives are driven by Andrew Carmody, Managing Director and Head of Sustainability, and Irena Stankovic, Director of ESG Strategy, along with our ESG Working Group, which includes key leaders from our operations, development, asset management, technology, investor relations and marketing teams.

TRICON'S BOARD OF DIRECTORS

EXECUTIVE LEADERSHIP TEAM

GARY BERMAN
President and Chief Executive Officer, Director

OUR PEOPLE	OUR RESIDENTS	OUR IMPACT	OUR GOVERNANCE	OUR INNOVATION
SHERRIE SUSKI Chief People Officer	**KEVIN BALDRIDGE** Chief Operating Officer	**JONATHAN ELLENZWEIG** Chief Investment Officer	**DAVID VENEZIANO** Chief Legal Officer	**WISSAM FRANCIS** Executive Vice President and Chief Financial Officer

ESG WORKING GROUP

ANDREW CARMODY
Managing Director, Head of Sustainability

IRENA STANKOVIC
Director, ESG Strategy

ALAN O'BRIEN
Head of Property Operations

JOHN ENGLISH
Head of Development

WILLIAM RICHARD
Head of SFR Acquisitions and Asset Management

RESHMA BLOCK
Head of Technology and Innovation

EVELYNE DUBÉ
Managing Director, Private Funds

WOJTEK NOWAK
Managing Director, Capital Markets

TARA TUCKER
Vice President, Communications, PR and Sponsorship

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Contents | **Introduction** | Our People | Our Residents | Our Impact | Our Governance | Our Innovation | ESG Disclosures

Our ESG Leadership



GARY BERMAN
President and Chief Executive Officer, Director



ANDREW CARMODY
Managing Director, Head of Sustainability



IRENA STANKOVIC
Director, ESG Strategy



WISSAM FRANCIS
Executive Vice President and Chief Financial Officer



JONATHAN ELLENZWEIG
Chief Investment Officer



SHERRIE SUSKI
Chief People Officer



KEVIN BALDRIDGE
Chief Operating Officer



DAVID VENEZIANO
Chief Legal Officer



RESHMA BLOCK
Head of Technology and Innovation



EVELYNE DUBÉ
Managing Director, Private Funds



JOHN ENGLISH
Head of Development



WOJTEK NOWAK
Managing Director, Capital Markets



ALAN O'BRIEN
Head of Property Operations



WILLIAM RICHARD
Head of SFR Acquisitions and Asset Management



TARA TUCKER
Vice President, Communications, PR and Sponsorship

13 2021 ESG ANNUAL REPORT TRICON RESIDENTIAL

Contents Introduction Our People Our Residents Our Impact Our Governance Our Innovation ESG Disclosures

Linking ESG Performance to Our Executive Total Rewards

Tricon believes that using our business as a platform to do good drives company success and shareholder value. We have integrated our ESG strategy into our business to ensure that ESG priorities drive occupancy, net operating income, and other key performance indicators.

Our executive compensation approach is designed to attract, retain and motivate a world-class executive team, to achieve alignment with shareholders, and to reflect best practices in corporate governance. This strategy fosters a high-performance culture and encourages management to take a long-term business view.

Linking executive rewards with our ESG performance has been a key priority. In 2021, we implemented a new CEO performance scorecard that targets six pillars, five of which support our ESG-related goals, including our ESG strategy, our employees, our residents, our innovation, and our risk management.

Our 2021 ESG-Related CEO Goals

PILLAR 1

ESG STRATEGY

Commit to working with our employees, investors and partners to build sustainable communities that make a meaningful difference to our residents and improve our business operations.

PILLAR 2

EMPLOYEES

Adopt best-in-class practices to hire, retain and nurture employees so they go above and beyond for our residents and investors.

PILLAR 3

RESIDENTS

Ensure that our residents are satisfied so they rent with us longer, treat our properties as their own, and refer new residents.

PILLAR 4

TECHNOLOGY AND INNOVATION

Continue to innovate in all aspects of our business, including expanding our integrated technology-enabled operating platform to U.S. multi-family and single-family build-to-rent communities.

PILLAR 5

RISK MANAGEMENT AND GOVERNANCE

Proactively identify, understand and manage the risks to our business, while acting in a manner that exemplifies our commitment to ethics, integrity, good governance and transparency.

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Contents | **Introduction** | Our People | Our Residents | Our Impact | Our Governance | Our Innovation | ESG Disclosures

Our ESG Strategy

We drive ESG performance through an integrated decision-making process that promotes responsible investing, environmental stewardship, inclusive workplaces, community benefits, and sound corporate governance.

Our environmental, social and governance priorities are reflected in all aspects of our business operations and conduct.

Operator

We acquire, renovate and operate single-family and multi-family rental properties in the U.S. and Canada through a technology-enabled operating platform.

Investment Manager

We have $13.7 billion of assets under management, of which $6.8 billion is managed on behalf of third-party investors.*

Developer

We are an active developer of single-family and multi-family residential projects throughout the U.S. and Canada.


Our Business
How we Integrate ESG into our Business
Our ESG Priorities

Our People

Be good stewards in the communities in which we operate and set our people up for success so that they are empowered to enrich the lives of our residents.

Our Governance

Proactively understand and manage the risks to our business, while acting in a manner that exemplifies our commitment to ethics, integrity, trust and transparency.

Our Residents

Build communities where people can connect, grow and prosper. Our goal is to take care of life's little tasks so that our residents have more time to focus on what is important to them.

Our Impact

Embrace smarter ways to reduce the environmental impact of our properties by leveraging technology to minimize our resource consumption and carbon footprint.

Our Innovation

Leverage innovative technologies and housing solutions to meet the current and future needs of our residents and the broader housing market in North America.

*See "Notice to Reader" on page 1 of this report.

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Contents | **Introduction** | Our People | Our Residents | Our Impact | Our Governance | Our Innovation | ESG Disclosures

Our Stakeholder Engagement

Delivering sustained, consistently strong results requires a multi-stakeholder approach. Tricon actively fosters long-term relationships with a broad network of internal and external stakeholders who shape our ESG strategy by identifying the priorities that drive our ESG performance. We regularly seek feedback and insights from these stakeholders as part of our review process in order to enhance our operations and disclosures.

Engagement Practices Directed to Our Stakeholders

Our Stakeholders	Our Engagement Practices
Employees	Tricon views employee communication as an ongoing and continuous dialogue. Formal communication with employees is carried out through our annual employee engagement surveys, quarterly town hall meetings, regular pulse checks with individuals and teams, and one-on-one meetings with employees.
Residents	Tricon engages with residents through a variety of surveys conducted across the resident life cycle, as well as in-person contact through our property management, maintenance, and customer service teams.
Investors and Shareholders	Tricon engages with its investors and shareholders on a regular basis through quarterly and annual reporting, proactive outreach, update meetings, investor days, property tours, conferences, and industry events.
Industry Organizations	Tricon is active within the U.S. and Canadian real estate communities and industry groups, including the National Rental Home Council (NRHC), Urban Land Institute (ULI), Pension Real Estate Association (PREA), Association of Foreign Investors in Real Estate (AFIRE), Canadian Green Building Council (CaGBC), and other major organizations.
Government Agencies and Regulators	Tricon keeps up to date on regulatory changes and works with government agencies on partnership opportunities, such as our recent partnership with the Ontario government through the Affordable Housing Lands Program to develop Canary Landing in the West Don Lands community in Toronto.
Suppliers	Tricon works to ensure that contractors comply with the standards set by our internal policies and procedures, where applicable.
Business Partners	Tricon has assembled a group of like-minded business partners, including development partners, strategic advisors, and key vendors, to generate opportunity, manage risk, and further enhance our residents' lives.

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Contents | **Introduction** | Our People | Our Residents | Our Impact | Our Governance | Our Innovation | ESG Disclosures

Our ESG Materiality Assessment

Identifying the Material Drivers of a Successful ESG Strategy

Tricon established its ESG strategy in 2019, published its ESG Roadmap in 2020, and formalized a corporate ESG policy in 2021. Each year, our ESG Working Group, which includes key leaders from our acquisitions, development, operations, human resources, finance, and marketing teams, reviews the policy and strategy in collaboration with our Executive Leadership Team and our stakeholders to ensure our ESG priorities and business plan are fully aligned. The strategy is then approved by our Executive Leadership Team and Board of Directors. In 2021, we updated our five ESG priorities to focus further on impactful, quantifiable and compelling ESG initiatives.

Significance and Strategic Importance of ESG Priorities


Significance to Tricon Stakeholders
Strategic Importance to Tricon
Our People
- Employee Experience
- Professional Development and High-Performance Management
- Diversity, Inclusion and Belonging
Our Residents
- Resident Experience
- Tricon Vantage
- Community Engagement
Our Impact
- Consumption Reduction - Portfolio
- Consumption Reduction - Operations
- Sustainable Acquisition, Development and Renovation Policies
Our Governance
- Ethical Business Conduct
- Enterprise Risk Management
- Board and Leadership Diversity
Our Innovation
- Innovative Housing Solutions

17 **2021 ESG ANNUAL REPORT** TRICON RESIDENTIAL

Contents Introduction Our People Our Residents Our Impact Our Governance Our Innovation ESG Disclosures

United Nations Sustainable Development Goals

Setting Targets and Monitoring our Performance

Tricon embraces social values that incorporate the United Nations Sustainable Development Goals (SDGs) – 17 wide-ranging goals that seek to solve the world's most pressing challenges and promote the well-being of present and future generations. We recognize the challenge of implementing meaningful solutions for all 17 of these goals, so we are focusing on the SDGs that are most relevant to our business. We plan to provide updates on our SDG progress in future ESG reporting.

THE GLOBAL GOALS
For Sustainable Development



Our People
Our Residents
Our Impact
Our Governance
Our Innovation
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17

Applicable SDG Goals

1 NO POVERTY
3 GOOD HEALTH AND WELL-BEING
4 QUALITY EDUCATION
5 GENDER EQUALITY
7 AFFORDABLE AND CLEAN ENERGY
8 DECENT WORK AND ECONOMIC GROWTH
9 INDUSTRY, INNOVATION AND INFRASTRUCTURE
10 REDUCED INEQUALITY
11 SUSTAINABLE CITIES AND COMMUNITIES
12 RESPONSIBLE CONSUMPTION AND PRODUCTION
13 CLIMATE ACTION
15 LIFE ON LAND
16 PEACE, JUSTICE AND STRONG INSTITUTIONS
17 PARTNERSHIP FOR THE GOALS

Not Applicable

2 ZERO HUNGER
6 CLEAN WATER AND SANITATION
14 LIFE BELOW WATER

18 2021 ESG ANNUAL REPORT TRICON RESIDENTIAL

19 2021 ESG ANNUAL REPORT TRICON RESIDENTIAL Our People Our Commitment A Message from Our Chief People Officer Tricon endeavors to create a purpose-driven culture, and we strive for excellence and integrity in everything we do. To align our corporate culture with our ESG strategy, Tricon focuses on creating and maintaining a rewarding employee experience. We recognize that diversity, inclusion and belonging (DIB) are fundamental to promoting an open exchange of perspectives and ideas, promoting equal opportunities for everyone to learn and thrive, and creating an uplifting environment that is free of bias, discrimination, and harassment. For the second year in a row, we earned certification as a Great Place to Work® based on our annual employee engagement survey, and we support employee well-being through multiple programs that enhance the physical, social, emotional, financial, and career goals and needs of our people. In 2021, we launched Tricon Academy as part our of commitment to provide professional development opportunities for, and instill high-performance management skills in, people from all levels of our organization. Tricon Academy is a customized learning and development platform that has four schools focused on: (i) leadership development, (ii) culture and business knowledge, (iii) professional development, and (iv) technical skills. Tricon Academy’s programs teach and empower our people to make decisions that drive successful outcomes and enable them to bring their best selves to work. Additionally, in 2021, Tricon published its first Diversity, Inclusion and Belonging (DIB) Roadmap. Diversity gives us access to a broader and stronger talent pool, which results in improved employee performance, more informed decision- making, and higher rates of creativity and innovation. To enhance our diversity, Tricon also formed a DIB Council in late 2021, composed of passionate, dedicated team members from across our organization who believe in the value of diversity and in creating a culture of true belonging and genuine inclusiveness. As Chief People Officer, I am fully committed to our ESG integration, and ensuring that we successfully embed our ESG commitments into our culture and employee experience so that we can enrich the lives and careers of our people. SHERRIE SUSKI Chief People Officer We recognize that diversity, inclusion and belonging are fundamental to promoting an open exchange of perspectives and ideas. Introduction Our Residents Our Impact Our Governance Our InnovationOur People ESG DisclosuresContents

Contents | Introduction | **Our People** | Our Residents | Our Impact | Our Governance | Our Innovation | ESG Disclosures

Our Approach

EMPLOYEE EXPERIENCE

Develop programs to ensure an exceptional employee experience by empowering employees to unlock their potential, improve their performance and enable our purpose-driven culture.

DIVERSITY, INCLUSION AND BELONGING

Support a culture of inclusion and belonging by embracing and celebrating what makes each employee unique.

PROFESSIONAL DEVELOPMENT AND HIGH-PERFORMANCE MANAGEMENT

Deliver Company-wide professional development opportunities that foster a highly engaged, innovative, and inclusive workforce.

Key Policies and Programs

- Diversity, Inclusion and Belonging Statement
- Diversity, Inclusion and Belonging Roadmap
- Environmental, Social and Governance Policy
- Health and Safety Policy
- Pregnancy, Parental and Adoption Leave Policy
- Respect in the Workplace Policy
- Work Your Way Policy

More information about our key policies and programs is available on our website at triconresidential.com/investors/corporate-governance.

Our Three-Year Targets

Sustainable Development Goals Alignment

PLANNING | IN PROGRESS | ACHIEVED | SURPASSED

THEMES	COMMITMENTS	THREE-YEAR TARGETS	FY20 PROGRESS	FY21 PROGRESS
Employee Experience	Develop programs to ensure an exceptional experience by empowering employees to unlock their potential, improve their performance and enable our purpose-driven culture.	Maintain Great Place to Work® certification.	ACHIEVED	ACHIEVED
		>70% participation in annual employee engagement survey.	PLANNING	IN PROGRESS
		Maintain an annual total turnover rate of <25% (voluntary <20%; involuntary <5%).	ACHIEVED	SURPASSED
Professional Development and High-Performance Management	Deliver Company-wide professional development opportunities that foster a highly engaged, innovative, and inclusive workforce.	Invest at least $1,000 in professional training per employee annually.	IN PROGRESS	IN PROGRESS
		>75% of employees to complete ESG training annually.	IN PROGRESS	SURPASSED
		>15% positions filled by internal candidates.	PLANNING	SURPASSED
Diversity, Inclusion and Belonging	Support a culture of inclusion and belonging by embracing and celebrating what makes each employee unique.	Implement the DIB Roadmap.	IN PROGRESS	ACHIEVED
		Talent acquisition ~35% and 55% of diversity hiring for people leader and non-people leader roles, respectively.	IN PROGRESS	SURPASSED
		Women to represent 40% of new leadership hires.	IN PROGRESS	IN PROGRESS

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Contents Introduction **Our People** Our Residents Our Impact Our Governance Our Innovation ESG Disclosures

Employee Experience

Five Guiding Principles Program

Tricon's Five Guiding Principles drive our culture of service and our belief that housing can unlock life's potential. Over 100 of our people leaders completed the Five Guiding Principles e-learning modules in 2021. Starting in late 2021, we integrated this e-learning into the New Hire Orientation program and made it available to all employees. Part of the Tricon Academy School of Culture and Business, this promising initiative features 16 virtual workshops of 90 minutes each and instills in our people a deeper understanding of Tricon's history and work culture, and our growth vision for the future.

TRICON'S FIVE GUIDING PRINCIPLES

1. Go above and beyond to enrich the lives of our residents
2. Commit to and inspire excellence in everything we do
3. Ask questions, embrace problems, thrive on the process of innovation
4. Do what is right, not what is easy
5. Elevate each other so together we leave an enduring legacy

1,000+
E-LEARNING MODULES*

Since the Five Guiding Principles program roll-out, 170 employees from all levels of the organization have completed over 1,000 e-learning modules, and 645 employees have completed a related workshop, equivalent to approximately 1,200 training hours.

9 OUT OF 10

of our people leaders were very likely to recommend the program to others.

> **The Five Guiding Principles program really helped me and my team get better at serving our residents and each other. We use the principles frequently to help remind ourselves of why we joined Tricon in the first place.**
>
> *Luke Green*
> *Assistant Maintenance Manager, People Leader*

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Contents Introduction **Our People** Our Residents Our Impact Our Governance Our Innovation ESG Disclosures

COMING IN 2022

Quarterly Culture Awards

A Tricon Awards Program

As part of our commitment to inspiring and empowering our people to embrace our Five Guiding Principles and our purpose-driven culture, we introduced a Quarterly Culture Awards program in early 2022. It recognizes employees and teams that embody Tricon's culture of putting people first. Each quarter, we will spotlight one of the Five Guiding Principles, and employees will make nominations based on who they believe best exemplifies the principle. This employee-led initiative provides Tricon with one more opportunity to put our values into action across our organization.

TRICON AWARDS

Tricon Minimum Living Wage

Inspired by the beliefs of Tricon co-founder and Executive Chairman David Berman, in 2020 we pledged to provide our employees with a minimum living wage, a commitment that sets us apart from our industry peers. This commitment is aligned with our mission to put our people first and to create a better world, while balancing the interests of our stakeholders – our team, our residents and our investors. By setting a minimum annual base salary of $36,400 in the U.S. and C$46,000 in Canada, we are providing financial security to our employees and their families and creating positive social change.

US$36,400
BASE SALARY

C$46,000
BASE SALARY

We provide financial security to our employees and their families by providing a minimum living wage in the U.S. and Canada.

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Contents Introduction **Our People** Our Residents Our Impact Our Governance Our Innovation ESG Disclosures

Unlocking Our People's Potential

New Hire and New People Leader Onboarding

Understanding Tricon's culture, values and business is crucial to becoming a good leader at Tricon. Unlocking People's Potential (UPP), a new people leader orientation program, is a series of six two-hour sessions focused on empowering our people to become effective and engaging leaders and helping them guide their teams toward positive business outcomes. In this program, participants learn key concepts related to:

- Employee Engagement
- Feedback Essentials
- Tricon's Five Guiding Principles
- Performance Management and Employee Development
- Talent Acquisition
- Total Rewards
- Tricon's Pillars of Operational Excellence, People and Culture, and Growth Strategy



100%

of Tricon's newly hired or promoted people leaders completed the UPP program in 2021. On a self-rated 5-point scale, participants noted a 40% improvement in their knowledge.

"The UPP program was enlightening. The collaborative and constructive environment encouraged me to freely express myself and gave me a brand-new perspective as a people leader with a purpose. I appreciate that Tricon's senior leadership team invested so much of their time to prepare this program and inspire innovative ways of thinking. Their participation in the UPP program sets a great example for future leaders."

Jessie Wong
Director, Corporate Finance and Treasury

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Contents | Introduction | **Our People** | Our Residents | Our Impact | Our Governance | Our Innovation | ESG Disclosures

Employee Engagement Survey

Great Place to Work®

Tricon's annual employee engagement survey, administered by the global authority on workplace culture, Great Place to Work®, continues to recognize our ability to create a healthy and rewarding employee experience. The Great Place to Work® survey anonymously evaluates the attitudes, opinions and satisfaction of employees and measures them against other mid-sized Fortune Global 500 companies.

We are proud to report that we earned recertification as a Great Place to Work® in both Canada and the U.S. in 2021. With greater response engagement from both Canadian and U.S. employees, we achieved employee satisfaction scores of 86% in the U.S. and 82% in Canada, for a combined average of 84% of employees ranking Tricon as a Great Place to Work® in 2021, compared to 81% in the previous year. Canadian and U.S. employees also collectively set Tricon's Overall Trust Index at 80%, reflecting our commitment to putting people first and our focus on enhancing the lives of our team members and residents. The Overall Trust Index is based on the combined weighted total of five measures: credibility, respect, fairness, pride and camaraderie. The results of the past Great Place to Work® surveys at Tricon led to several initiatives, including leader development programs and our diversity, inclusion and belonging effort. We anticipate our 2021 results will have an equally meaningful impact on our organization going forward.

84%

of employees ranked Tricon as a Great Place to Work® in 2021[1].

	2020/2019[2]	2021
U.S. Response Rate	24%	38%
U.S. Satisfaction Score	86%	86%
Canada Response Rate	77%	81%
Canada Satisfaction Score	78%	82%

Great Place To Work. Certified USA

Great Place To Work. Certified CANADA

CASE STUDY

Vitality Program

Vitality is our online wellness program, available to all U.S. employees, to help them maintain and improve their physical, social, financial and mental well-being. Vitality rewards participants for a variety of activities, from completing educational courses or personal budgets to exercising or seeking preventative care. As people progress through the program, they earn Vitality Bucks that can be redeemed for gift cards in the Vitality Rewards Mall. The convenient Vitality Today mobile application gives employees the power to log their activities, check their progress, and monitor their reward status, all at their fingertips.

Vitality®

2021 PROGRAM AT A GLANCE

300+
Educational courses

15,000+
Physical activities

500+
Goals set

[1] Overall Great Place to Work® employee satisfaction score of 86% in the U.S. and 82% in Canada, for a combined score of 84%.

[2] Results reflect participation in 2019 for the U.S. and 2020 for Canada.

24 2021 ESG ANNUAL REPORT TRICON RESIDENTIAL

We endeavor to create a purpose-driven culture, and we strive for excellence and integrity in everything we do. We support employee well-being through multiple programs that enhance the physical, social, emotional, financial and career goals and needs of our people. Sherrie Suski Chief People Officer Introduction Our Residents Our Impact Our Governance Our InnovationOur People ESG DisclosuresContents 25 2021 ESG ANNUAL REPORT TRICON RESIDENTIAL

Contents Introduction **Our People** Our Residents Our Impact Our Governance Our Innovation ESG Disclosures

CASE STUDY

Employee Wellness Check-Ins

Tricon's first priority is and has always been the health and safety of our people. As the pandemic prolonged the necessity of altering the work environment in 2021, our human resources team continued to reach out to employees with one-on-one phone calls for wellness check-ins. Over the course of the year, nearly 600 calls were completed. We recognized that the pandemic presented unique challenges for our people, whether they were working remotely, in an office with new restrictions, or in the field, and we made numerous confidential resources available to them, including services available through our Employee Assistance Program, among several others.

600

wellness check-in calls were made to our employees over the course of 2021.



Total Rewards

Tricon provides comprehensive and competitive benefits to our team members that are designed to meet the needs of our diverse workforce. These benefits programs support and enhance work-life balance, overall well-being, and the financial security of our employees and their families.

Beyond the standard health and wellness benefits, Tricon offers a range of additional benefits to our employees:

- Employee Assistance Program
- Employee Referral Bonus
- Employee Rental Discount
- Employee Volunteer Program
- Flexible Spending Account (U.S.) and Vital Health Benefit Plan (Canada)
- Nationwide Pet Insurance
- Parental Leave
- Telehealth Services
- Travel Assistance Program
- Vitality Wellness Program
- 401(k) Retirement Savings Plan (U.S.)

COMING IN 2022

Tricon Service Stipend

An extended monthly health insurance stipend will be offered to Canadian and U.S. employees with over five years of credited service at Tricon and base pay of less than $75,000 per year. The stipend is Tricon's way of providing meaningful recognition of our long-serving employees.

26 2021 ESG ANNUAL REPORT TRICON RESIDENTIAL

Employee Emergency Assistance Fund For most of our team members, the past two years have been the most uncertain they have experienced in their lifetimes. As part of our commitment to supporting our people, in late 2021, we established the Tricon Employee Emergency Assistance Fund to assist employees who faced tight financial circumstances due to the job loss of a spouse, partner or other family member, medical bills or any unexpected financial challenges. Company and employee donations made the fund possible, and requests from those in need, who remain anonymous, are reviewed monthly. CASE STUDY Introduction Our Residents Our Impact Our Governance Our InnovationOur People ESG DisclosuresContents 27 2021 ESG ANNUAL REPORT TRICON RESIDENTIAL

Contents Introduction **Our People** Our Residents Our Impact Our Governance Our Innovation ESG Disclosures

Talent Acquisition and Diversity Planning

Tricon's stature as a certified Great Place to Work® that puts people first is paying dividends in a competitive talent acquisition environment. As we continue to grow, our ability to attract and hire qualified and diverse employees who share our commitment to serving our residents, communities and each other remains a top priority. We are devoted to expanding opportunities for individuals who are Black, Indigenous, and people of color (BIPOC), as well as for people from all age groups.

500+

new hires year-over-year from 2020 to 2021, a 370% increase.

13% INTERNAL REFERRALS

16% INTERNAL PROMOTIONS

New Hires

Year-over-year comparison


511
NEW HIRES
198
FEMALE HIRES
39%*
42%
108
NEW HIRES
45 FEMALE HIRES
2020
2021

BIPOC Hires

61%

of 2021 new hires identify as BIPOC.


PEOPLE
LEADER
ROLES
55%
NON-
PEOPLE
LEADER
ROLES
62%
OTHER HIRES
BIPOC HIRES

New Hires by Age Group

Age Group	2020	2021
Under 25	1%	11%
Between 25 and 29	26%	13%
Between 30 and 39	28%	31%
Between 40 and 49	24%	23%
Over 50	21%	22%

10% INCREASE

in new hires under the age of 25 year-over-year, our fastest-growing employee age group.

*Figure is rounded up.

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Professional Development and High-Performance Management

Tricon Academy

2021 was a year of exciting change and progress for professional development at Tricon, as we set out to transform our training program. Rather than continuing to emphasize compulsory training, we developed and implemented a robust and engaging learning and development platform – Tricon Academy – that unlocks employee performance and potential across a wide range of leadership, business, professional development, and technical skills. Tricon Academy is a customized learning and development platform focused on four pillars of professional development: (i) leadership development, (ii) culture and business knowledge, (iii) professional development, and (iv) technical skills.

Tricon Academy reaffirms our commitment to providing professional and personal growth opportunities to our employees, and it will also support our talent recruitment and retention efforts. We are seeing measurable results in our evolution from compulsory training to learning and development that can improve performance and growth, and the platform will enable us to stay aligned with our evolving business, professional development and leadership needs, today and in the future.

> **Tricon Academy is unlocking our people's potential by developing learning programs suited to their needs, level, role, career path, and development areas.**
>
> *Andrew Foote*
> *Vice President, Learning and Development*

PERFORMANCE STATISTICS FOR 2021

370

courses were available to all full-time employees.

75%

course completion rate, with 4,465 course enrollments by employees.

40%

of courses rated 4 or more stars (out of 5) by our employees.

★★★★

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Contents | Introduction | **Our People** | Our Residents | Our Impact | Our Governance | Our Innovation | ESG Disclosures

2021 Year-End Learning and Development Results

PLANNING | IN PROGRESS | ACHIEVED | SURPASSED

84%
of employees completed a training module.
2x THE TARGETED GOAL

76%
of employees completed Tricon's ESG training.
SURPASSED TRAINING GOAL

$866
average spending per employee on training.
ON TRACK

10,131 training hours completed. = **10.4** HOURS PER EMPLOYEE
4,000 HOURS ABOVE TARGET

Leadership Level Pyramid

The leadership level pyramid helps us design and deliver learning programs and content to meet employee needs at meaningful points in their career development.


LEADING THE BUSINESS
LEADING LEADERS
LEADING OTHERS
LEADING SELF

Tricon Academy Schools

SCHOOL OF LEADERSHIP DEVELOPMENT
The "Tricon Way" to manage, engage and help our people grow.

SCHOOL OF BUSINESS
Tricon's unique culture and approach to its business.

SCHOOL OF PROFESSIONAL DEVELOPMENT
How to improve our skills and abilities.

SCHOOL OF TECHNICAL SKILLS
The applications, tools and platforms available to help our people work more efficiently.


WORKDAY
LEARNING PLATFORM
VIRTUAL CLASSROOM
IN-PERSON CLASSROOM
E-LEARNING

COMING IN 2022

New Content Additions

In 2022, we will continue to add and launch new content on Tricon Academy and introduce two new learning pillars focused on enhanced ethics and compliance and personal wellness.

School of Ethics and Compliance

Why doing the right thing, while mitigating exposure to risk for all Tricon stakeholders, is critical.

School of Wellness

How to maintain a healthy mind and body, and stay energized, resilient, and mentally and physically fit.

30 2021 ESG ANNUAL REPORT TRICON RESIDENTIAL

Diversity, Inclusion and Belonging Setting our Diversity, Inclusion and Belonging Roadmap Our focus on diversity, inclusion and belonging remains a cornerstone of our values. We strive to recruit people from diverse backgrounds and perspectives, and collectively, these differences help us excel, innovate, and better serve our residents, our communities, and each other. Updated in 2021, our Diversity, Inclusion and Belonging (DIB) statement makes clear our intention to help all employees achieve their potential in a respectful environment that embraces people of all ethnic origins, religions, sexual orientations, gender identities and expressions, ages, and developmental challenges. We further emphasized our DIB commitment by formalizing our DIB Roadmap and creating a DIB Council to strengthen the exceptionally diverse talents of our team members. We invited our employees to become DIB Council members and received numerous applications from people who spanned the spectrum of experience, diversity and job function across all Tricon operating locations. After a thoughtful and thorough review, we selected 11 employees to form the inaugural DIB Council based on their passion and commitment to DIB and to creating a united and diverse workforce. As champions of diversity and inclusion, DIB Council members act not only as ambassadors of Tricon but also as agents of change. Council members work with leaders to ensure our business operations are fully aligned with our DIB goals of diversity, workplace inclusion, workforce belonging, and sustainability and accountability. The DIB Council is tasked with reviewing diversity metrics, monitoring our DIB execution and results, helping to determine diversity and inclusion goals, and providing progress reports to Tricon’s Executive Team. The DIB Council also identifies opportunities to improve diversity and inclusion related to recruitment, retention, advancement and learning. Seeing firsthand the value that a strong diversity, inclusion and belonging philosophy can bring to companies, I look forward to championing the DIB Council’s work at the Leadership Team level and helping to advance the work of the Council. Reshma Block Head of Technology and Innovation, Chair of the DIB Council DIB Council Formalized in 2021, our DIB Council focuses on three core objectives: i) creating awareness through education ii) championing employee action by supporting participation iii) measuring impact NEW IN 2021 Identifying the critical inclusive leader behaviors for Tricon people leaders and creating a strategy to drive awareness, adoption, and application. Launching an internal communication site for employees to submit ideas related to policies, process, and platforms. Establishing employee resource or network groups to support the unique needs of specific communities. TO SUPPORT THE THREE CORE OBJECTIVES, THE DIB COUNCIL PRIORITIZES: Introduction Our Residents Our Impact Our Governance Our InnovationOur People ESG DisclosuresContents 31 2021 ESG ANNUAL REPORT TRICON RESIDENTIAL

Contents Introduction **Our People** Our Residents Our Impact Our Governance Our Innovation ESG Disclosures

Unconsious Bias Training for People Leaders

We launched a series of six training workshops, the first of which was held in 2021, to identify, understand and address unconscious bias in thinking and behaviors that can create micro-inequities within the workplace. The workshops are being presented by an award-winning leader and gender equity advocate who is at the forefront of diversity, inclusion and belonging. Tricon's people leaders completed the first session in November, which focused on how we think about difference and sameness. Subsequent sessions will focus on lesser-known types of unconscious bias: those that impact how we view ourselves; those that impact decision-making; and those that affect our interactions with others.



TESTIMONIALS

I found the unconscious bias training to be incredibly enlightening and full of information that allowed you to stretch your mindset and better understand what exactly unconscious bias is. Becoming aware of certain tendencies that we may all have enables me to be a better leader, as well as appreciate someone's own perspective. I believe that, as more people complete this training, we'll be better off as an organization, and as people.

Matthew Ryan
Regional Director,
Operations

The unconscious bias training program is incredibly valuable and demonstrates Tricon's commitment to a diverse and inclusive workplace. This program provides meaningful guidance on how to identify and address unconscious bias, with the intention of driving positive change. Bringing awareness to these issues is incredibly important in our quest to promote inclusivity. This program has been eye-opening and empowering, and I look forward to participating further.

Dawn Dalton
Senior Vice President,
Enterprise Business Systems

Compensation Equity Analysis

Pay equity is integral to building employee trust and promoting a culture of diversity, inclusion and belonging. In 2021, we initiated a pay equity audit to ensure that employee pay differences are justified by experience, performance, skills, certifications, and other valid differentiators, regardless of factors such as ethnicity, gender or age. This audit analyzed approximately 280 job profiles covering 82% of our audited workforce. For the job profiles that were flagged for additional review, only two pay equity adjustments were implemented, indicating that 99.75% of pay differences between similarly situated employees were justified by experience, performance, skills, certifications, and other valid differentiators.

99.75%

compensation equity based on experience, performance, skills, certification and other valid differentiators.

32 2021 ESG ANNUAL REPORT TRICON RESIDENTIAL

33 2021 ESG ANNUAL REPORT TRICON RESIDENTIAL Our Residents KEVIN BALDRIDGE Chief Operating Officer I am committed to build upon our strong relationship with our residents and to further our ESG progress along the way. Our Commitment A Message from Our Chief Operating Officer At Tricon, we strive to provide high-quality, safe, and comfortable homes because we know having a place to call home is important to everyone. We also acknowledge that the current housing market is experiencing chronically undersupplied conditions, and Tricon remains committed to increasing the number of accessible, high-quality housing options available to individuals and families. This past November, we announced our first wave of purpose-built single-family rental communities, which includes 23 projects and over 3,000 new homes that will be delivered and available to rent beginning in 2022. These communities represent investments totaling over $1 billion to deliver new homes to the market and mark the beginning of our plan to be part of the solution in bridging the supply and demand gap. In addition, Tricon is one of the most active rental developers in downtown Toronto, with nine projects under construction totaling 3,977 units as of December 31, 2021, and our subsidiary Johnson Development Corp. (JDC) has delivered approximately 4,000 new home sites across a portfolio of highly desirable and sought-after master-planned communities in Texas and Georgia. At Tricon, we take our mission of positively impacting the lives of our residents through housing very seriously and are honored to be able to serve a population of over 90,000 residents across the U.S. and Canada. Our goal is to foster a sense of home and create communities where people can connect, grow and prosper. That goal was repeatedly challenged over the past two years by the COVID-19 pandemic and the unprecedented economic disruption experienced worldwide. Throughout the pandemic, we combined established practices with new initiatives to reduce the financial impacts of the pandemic and to keep people in their homes. In addition, our COVID-19 response included a temporary halt to evictions, waiving or deferring late fees, waiving penalties and balances owed for early terminations, offering flexible payment plans, and introducing a rent forgiveness program. In total, we waived over $10 million of late fees, penalties, and overdue rent related to COVID-19 in 2020 and 2021. We also provided more than 34,000 residents with information about government rental assistance. Introduction Our Residents Our Impact Our Governance Our InnovationOur People ESG DisclosuresContents

34 2021 ESG ANNUAL REPORT TRICON RESIDENTIAL In 2021, we launched Tricon Vantage, a market-leading program that provides our U.S. residents with tools and resources to set financial goals and enhance their long-term economic stability. Expanding our long-standing policy of limiting rent renewal increases, which caps annual rent increases for existing residents at rates typically well below market, we supported nearly 12,300 families by significantly moderating rent increases beginning in early 2020 and lasting through 2021. Through our Resident Emergency Assistance Fund, which was launched in 2019 to assist residents facing unexpected hardships or family emergencies, we have awarded residents a total of $352,000 in grants. Tricon Vantage expands our commitment to go above and beyond to enrich the lives of our residents by providing a credit enhancement vehicle for timely payment of rents, and access to a free financial literacy program, including workshops, one-on-one coaching, and guided group sessions tailored to individual financial goals. I am delighted to report that residents are already seeing results, and in some instances, have improved their credit scores by as much as 273 points. Significantly, Tricon Vantage offers residents two initiatives that help them attain home ownership if that is their goal. The first is a “first opportunity” home purchase program that gives qualifying residents the first opportunity to purchase the home they are renting if Tricon elects to sell it. The second initiative, starting in late 2022, is our innovative industry-leading resident down payment assistance program, which will provide funds to help qualifying residents purchase a home based on their tenure with us. Tricon Vantage delivers on our promise of putting our residents first, as well as helping to make quality housing more accessible in the communities where we operate. We also believe that in every instance of taking care of our residents, we reaffirm our common purpose to elevate others, to use our business as a platform to do good, and to inspire the broader industry to pursue excellence. As Chief Operating Officer, I am heartened by the fact that our ideals are always top of mind and drive our daily decisions. And, as we look ahead, I am committed to build upon our strong relationship with our residents and to further our ESG progress along the way. TRICON RESIDENT Introduction Our Residents Our Impact Our Governance Our InnovationOur People ESG DisclosuresContents

Contents Introduction Our People **Our Residents** Our Impact Our Governance Our Innovation ESG Disclosures

Our Approach

RESIDENT EXPERIENCE

Provide residents with high-quality housing offerings and best-in-class resident services, giving them time to focus on what matters most in their lives.

COMMUNITY ENGAGEMENT

Give back to the communities where we operate through our affordable housing, volunteer services and charitable giving programs.

TRICON VANTAGE

Provide our residents with a range of services that can help improve their financial well-being, offer an enhanced path to home ownership, and foster a true sense of community in the places they live.

Key Policies and Programs

TRICON VANTAGE

- Self-Govern Renewal Rent Increases
- Credit Builder Program
- Financial Literacy
- Resident Down Payment Assistance Program
- Resident Emergency Assistance Fund
- Resident Home Purchase Program

COMMUNITY ENGAGEMENT

- Affordable Housing (Canada)
- Indigenous Hub (Canada)
- Employee Emergency Assistance Fund
- Founders' Day
- Pay It Forward Campaign

Our Three-Year Targets

Sustainable Development Goals Alignment



PLANNING
IN PROGRESS
ACHIEVED
SURPASSED

THEMES	COMMITMENTS	THREE-YEAR TARGETS	FY20 PROGRESS	FY21 PROGRESS
Resident Experience	Provide residents with high-quality housing offerings and best-in-class resident services, giving them time to focus on what matters most in their lives.	Roll out Resident Satisfaction Survey across entire portfolio, maintain top quartile resident satisfaction scores and low resident turnover.	IN PROGRESS	ACHIEVED
		Self-perform on an average of 65% to 75% of available occupied work orders.	IN PROGRESS	ACHIEVED
		Maintain a Google reviews score of 4.2 stars (out of 5) or higher.	IN PROGRESS	SURPASSED
Tricon Vantage	Provide our residents with a range of services that can help improve their financial well-being, offer an enhanced path to home ownership, and foster a true sense of community in the places they live.	Launch and deploy Tricon Vantage (U.S.) and Tricon Vantage (Canada).	IN PROGRESS	IN PROGRESS
Community Engagement	Give back to the communities where we operate through our affordable housing, volunteer services, and charitable giving programs.	Incorporate and maintain affordable housing at 17% of the Toronto multi-family portfolio.	PLANNING	ACHIEVED
		At a minimum, engage 20% of employees across Tricon to participate in community giving and/or community service each year.	PLANNING	ACHIEVED
		Support eight hours of service per employee per year to enrich the well-being of their local community.	PLANNING	IN PROGRESS
		Match employee volunteer or charitable contributions dollar for dollar.	PLANNING	IN PROGRESS

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Contents Introduction Our People **Our Residents** Our Impact Our Governance Our Innovation ESG Disclosures

Resident Experience

Resident Satisfaction Scores and Survey Responses

Tricon's mission is to meaningfully impact the lives of our residents and the communities in which we operate. We empower our people to provide consistent, exceptional, and compassionate service to our residents, and their feedback reflects this commitment – our residents rated us 4.5 out of 5 stars in more than 3,500 Google reviews. Several of our technicians were directly mentioned favorably in these positive resident reviews.

In all our markets, we provide our residents with high-quality and well-maintained homes, vibrant neighborhoods with good schools, a non-discriminatory application process, and consistent and convenient communication channels.

In 2021, we hired over 280 new maintenance technicians to service and maintain our homes. Our maintenance technicians are the frontline point of contact for our residents. By year-end 2021, more than 70% of maintenance service requests were successfully resolved in the first visit, an increase of approximately 8% from 2020, freeing up valuable time for our residents to focus on what's most important to them.

4.5 OUT OF 5

on Google reviews as at December 31, 2021.



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Our Customer Service and Value Proposition

In 2021, we provided our residents with an experience that is further enhanced by:

CONDUCTING NEARLY

60,000

RESIDENT SURVEYS

ISSUING

FIVE

TYPES OF SURVEYS

to residents throughout their residency, ranging from a home tour experience to move-in, post-work order follow-up, renewal, and move-out.

RECEIVING OVER

5,700

RESIDENT RESPONSES

to issued surveys.

ACHIEVING A

74%

AVERAGE RESIDENT SATISFACTION

rating in surveys issued.

OVER

$134.4

MILLION

invested in the renovation of newly acquired single-family homes and the improvement of our residents' living experience.

4.5

OUT OF 5

on Google reviews as at December 31, 2021.

<20%

TURNOVER

An industry-low annual resident turnover of less than 20%.

OVER

$352

THOUSAND

in emergency assistance granted to over 40 families through our Resident Emergency Assistance Fund since 2019.

12,300

FAMILIES BENEFITED

from our policy of self-governance on rent renewal increases.

280+

ADDITIONAL EMPLOYEES

hired to address growth in the portfolio and serve a larger resident base.

TESTIMONIALS

The maintenance technician completed my work order promptly and made my family feel confident that we will always be taken care of.

Karisma Kennedy
Tricon Resident

The application, approval and move-in processes were all quick and seamless. We also love that everything is done online using an easy-to-navigate resident portal. We would highly recommend Tricon to anyone looking to rent.

Randy Nerey
Tricon Resident

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CASE STUDY

Featured Highlight

Canadian Multi-Family

As a developer of multi-family residential communities in Toronto, Tricon has become the partner of choice for cities and governments across the markets we serve. We believe in building integrated communities that not only prioritize diverse human experiences and needs but also establish new benchmarks for resiliency and sustainability. In our Canadian multi-family business, we focus on building vibrant communities by providing market-leading amenities that promote mental and physical health and wellness.

Standard Resident Services and Market-Leading Experiences

Available at our Canadian Multi-Family Portfolio

Community Gardening and Greenspace	Our communities feature on-site community gardens and bee apiaries to bring people together and promote education about wellness, health, and the environment. Evergreen Brick Works, our ecology education partner, is a non-profit dedicated to making cities more livable, green and prosperous. Together, we offer gardening tips and ravine walk outings.
Community Programming	Led by our on-site community manager in partnership with local businesses, Tricon offers weekly resident programming that includes fitness classes, health and wellness speaker series, urban communal gardening and beekeeping, financial literacy programs, book clubs, and music classes. These activities put people first, foster a sense of belonging, and create a vibrant resident community.
Concierge Partnerships	We have an exclusive concierge partnership with Toronto Life, a monthly magazine covering the city's entertainment, political and living scene that features several special interest guides. This plugs our residents into accessible daily events taking place across the city. Our residents are the first to hear about where to get the best burger, seasonal farmers' markets, outdoor concerts, and more.
Cooking Events	We partner with local chefs and restaurants to host cooking events in our demonstration kitchens that celebrate cuisines from around the world. We also host cooking competitions, judged by local chefs, to create a community around food.
Health and Wellness	We provide full-sized state-of-the-art fitness centers and studios designed by BioSteel that offer daily on-demand fitness classes and weekly in-person programming, ranging from yoga to interval training, so our residents can stay healthy.

Additional Services

Offered to our Canadian Multi-Family Portfolio

Building Credit Scores for Newcomers	Tailored to newcomers to Canada, Tricon has a credit-builder program that enables our residents to improve their credit scores based on rent payment history. This program has raised participating residents' credit scores by an average of 49 points or 8%.
Youth Education and Skills Mentoring	We partner with Elevate Youth Toronto to provide mentoring to students in low-income neighborhoods and the child welfare system. This 12-week career mentoring program focuses on students aged 16 to 20 and provides insights on the knowledge and skills required to be successful in their desired careers upon completion of secondary education.

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Our goal is to design and build community-centric and operationally efficient properties that are planned from the inside out to provide superior suite layouts for our future residents. We partner with celebrated architects and designers to create living spaces that fit different lifestyles and budgets, and vibrant, inspiring community spaces that bring people together. Our range of suite layouts is typically 10% larger than market averages, and our design decisions are rooted in enhancing the resident experience.

Market-Leading Amenities

Promoting mental and physical health and wellness in our Canadian Multi-Family Portfolio

- State-of-the-Art Full-Sized Fitness Facilities Designed by Professional Athletic Trainers
- Communal Gardening and Bee Apiaries
- Bicycle Storage and Repair Rooms
- Outdoor Pools and Wellness Spas
- Music Rooms
- Parcel Delivery Rooms
- Wi-Fi Enabled Co-Working Lounges
- Kids' Rooms
- 24-Hour Concierge in Partnership with Toronto Life
- Outdoor Terraces with BBQs

Ecological Gifts

In response to the COVID-19 hardships our residents faced, hand-delivered plants and warm notes were sent to all residents of The Selby in Toronto. These ecological gifts not only raised spirits during the pandemic, but their indoor air-purifying properties are linked to lowering stress and anxiety levels, sharpening focus, and boosting energy levels.



Dear Selby Community,

It has certainly been a year like no other and a difficult time for all of us as we continue to adapt to the challenges presented by COVID-19. While our community can't be together in person right now, please know we are thinking about you and wanted to bring the promise of spring to you as best as we could.

We look forward to seeing you soon.

39 **2021 ESG ANNUAL REPORT** TRICON RESIDENTIAL

We believe that when families have the tools necessary to enhance their financial stability, our residents and the entire community can prosper. That is why we introduced Tricon Vantage in 2021, our signature resident program, which is unparalleled in the U.S. Tricon Vantage represents the evolution of Tricon’s resident- centric approach to single-family rental property management. Tricon Vantage A market-leading program providing U.S. residents with tools and resources to enhance long-term financial well-being. Introduction Our Residents Our Impact Our Governance Our InnovationOur People ESG DisclosuresContents 40 2021 ESG ANNUAL REPORT TRICON RESIDENTIAL

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Tricon Vantage provides us with the opportunity to go above and beyond to enrich the lives of our residents by offering the following services:

Self-Governed Rent Renewals

At the core of Tricon Vantage is Tricon's long-standing practice of voluntary self-governing on rent renewal increases, which caps annual rent increases for existing residents at rates typically below market rent. Our self-governing program means that residents who renew with Tricon can often save more each year they renew with Tricon, with a large group of our current residents saving $300 or more on their monthly rent, depending upon how long the resident has lived in a Tricon home.


$1,850
$1,550
Market Rent
Tricon Rent


$300
IN ESTIMATED MONTHLY SAVINGS FOR LONG-TENURED TRICON RESIDENTS

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Resident Emergency Assistance Fund

Tricon has established a dedicated Resident Emergency Assistance Fund to help support residents experiencing job loss, health issues, the death of a relative, or other unexpected hardships. Through an independent review board, the fund provides grants, on a case-by-case basis, to help residents keep up with rent, utilities, medical bills, and/or insurance premiums. We are proud to report that the fund assisted more than 41 families across 11 markets in 2021, and we have awarded $352,000 in grants since establishing the fund in January 2019.

$352,000

disbursed since establishing the fund in January 2019.

41+

families assisted across 11 markets in 2021.

$82,000

granted in 2021.

2021 Resident Support

The fund helped support residents experiencing a range of hardships across 11 markets.

2x

2 FAMILIES IMPACTED BY JOB LOSS

6x

6 FAMILIES IMPACTED BY DISASTER

10x

10 FAMILIES IMPACTED BY COVID-19

11x

11 FAMILIES IMPACTED BY DEATH

13x

13 FAMILIES IMPACTED BY HEALTH CRISIS


TORONTO
1 FAMILY
NORTHERN CALIFORNIA
2 FAMILIES
PHOENIX
10 FAMILIES
DALLAS-FORT WORTH
2 FAMILIES
HOUSTON
1 FAMILY
NASHVILLE
2 FAMILIES
ATLANTA
7 FAMILIES
CHARLOTTE
5 FAMILIES
JACKSONVILLE
6 FAMILIES
ORLANDO
2 FAMILIES
SOUTHEAST FLORIDA
4 FAMILIES

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Credit Builder Program

As another resource to enable residents to build better credit scores, we provide access to a program that reports current rent payment status and rent payment history to TransUnion, Experian and Equifax. Residents also have the opportunity to learn about the factors that contribute to or detract from their credit scores, and are alerted to any change to their credit score.

Buiding Better Credit

Since the launch of our Credit Builder program, participating residents have increased their average FICO score by 48 points from 593 to 641; Fannie Mae's minimum FICO credit score to qualify for a loan is 620.


48-Point Increase
593
641
620
Fannie Mae minimum credit score to quality for a loan
At Start of Program
Upon Program Completion

Financial Literacy

In collaboration with Operation Hope, a non-profit focused on expanding economic opportunities in communities across the U.S., Tricon Vantage provides our residents with resources and services to help them realize their financial goals. Residents have complimentary access to group financial workshops and one-on-one coaching sessions tailored to their specific financial objectives. Residents can also learn how to improve their FICO scores, create a budget, manage debt and create a personal savings plan. For residents who may want to own a home someday, Tricon Vantage provides tools and information that can help make this a reality.

OPERATION HOPE

Resident Home Purchase Program

Tricon gives our residents a "first opportunity" to purchase the home they are renting if we decide to sell it. For residents who qualify for this program, Tricon pays up to $500 for a home inspection and $500 for a home warranty, and we also provide an appraisal contingency to ensure a fair market price and offer closing-date flexibility. Since piloting the program in late 2021, we have sold homes to five residents, and another 25 homes are under contract to be sold to residents as of May 31, 2022.

Resident Down Payment Assistance Program

As part of our mission to make more accessible, high-quality housing options available to our residents, we plan to launch a down payment assistance initiative in the second half of 2022. This Tricon Vantage program will reward qualifying long-term residents in good financial standing by providing them with a portion of their down payment to buy a home – a crucial but often difficult step toward home ownership.

The Tricon team has been really helpful throughout the home buying process and was available to answer any questions or concerns I had regarding the property. I really appreciated having this opportunity to purchase my home.

Sherah Denise
Tricon Resident

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Community Engagement

We recognize the importance that a sense of community and connection plays in the lives and well-being of people in the communities where we operate. To help contribute to the communities we serve, we partner with local governments and affiliated organizations on affordable housing solutions and Indigenous community engagements, and we also offer our people several opportunities to give back to those in need.

Our Approach to Affordable and Equal Access Housing

In the U.S., single-family rental homes offer the opportunity to live in a high-quality, safe and comfortable single-family home without the burden of saving for a down payment, qualifying for a mortgage – especially given the rise in home prices over the past few years and the recent spike in interest rates – or the cost of maintaining and repairing a home. We strive to offer single-family homes at competitive rental rates while providing high-quality, professionally managed, and well-maintained properties that feature many of the benefits of home ownership, including ample living space, private attached garages, safe neighborhoods, and good schools.

In Canada, existing affordable housing units and those in development represent 17% of Tricon's current Canadian multi-family rental portfolio, or more than 760 units, with rents ranging from 25% to 60% of market rent levels. Tricon has partnered with local governments and affiliated organizations in an innovative approach to integrate affordable housing into Toronto's Canary Landing development. The project will dedicate more than 680 housing units – nearly 27% of the project – to social equity-seeking groups, families, and arts and culture community members who cannot afford market-rate rental housing.



CANARY LANDING
TORONTO, ON



CANARY LANDING BLOCK 3/4/7
TORONTO, ON

680+

units dedicated to social equity-seeking groups, familes, and arts and culture community members who cannot afford market-rate rental housing, through our West Don Lands Canary Landing project.

17%

of Tricon's current Canadian multi-family rental portfolio consists of affordable units with rents ranging from 25% to 60% of market rent levels.

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ESG PROJECT HIGHLIGHTS[1]

ENVIRONMENTAL IMPACT

27% ENERGY CONSUMPTION REDUCTION

Expected energy consumption reduction of 27% compared to the Ontario building code.

32% GHG EMISSIONS REDUCTION

Expected GHG emissions reduction of 32% compared to the Ontario building code.

35% WATER CONSUMPTION REDUCTION

Expected potable water consumption reduction of 35% compared to the market standard.

SOCIAL IMPACT

>27% AFFORDABLE HOUSING

680 (over 27%) of homes designated as affordable housing units.

54% DISCOUNT TO MARKET RENT[1]

54% discount to market rent.

99 YEAR AFFORDABILITY PERIOD

Affordability period of 99 years.

EQUAL AMENITY ACCESS

Market-rate units and affordable units have access to all the amenities and are undifferentiated.

CASE STUDY

Canary Landing in the West Don Lands

Canadian MFR

In 2019, Tricon broke ground on the West Don Lands Block 8, a public-private residential project to provide affordable and market-rate housing in Toronto's east end. Still in development, the Canary Landing community will deliver approximately 2,500 rental units, with 680 homes (27%) to be reserved for residents seeking affordable housing.

Tricon will serve as property manager of Canary Landing, and as the first block of development nears completion, we will work with local non-profit groups to create an inclusive tenant selection process for the affordable units.

In addition, together with our development partners, Kilmer Group and Dream, and our public partners – the Government of Canada, Canada Mortgage and Housing Corporation (CMHC) and the Province of Ontario – we have committed to building a LEED Gold-certified project designed to reduce energy and water consumption and greenhouse gas (GHG) emissions compared to market standards.

CANADA GREEN BUILDING COUNCIL · CONSEIL DU BÂTIMENT DURABLE DU CANADA · LEED CANADA GOLD-OR

WEST DON LANDS BLOCK 8C TORONTO, ON

Based on current project plans, which are subject to change.

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CASE STUDY

CANARY LANDING DEVELOPMENT

Indigenous Perspectives

On National Indigenous Peoples Day in June 2021, Tricon and its development partners broke ground on Ontario's first purpose-built Indigenous Hub, in Canary Landing. This important project will be the new home of Anishnawbe Health Toronto and Miziwe Biik Aboriginal Employment and Training.

A primary goal of the Hub is to break down barriers to health care and education that have been in place due to systemic marginalization. The health care group will combine Indigenous healing practices and traditions with western medicine, and the childcare services and employment accelerator programs will be tailored to Indigenous culture.

To align our people with the project and its goals, our project team participated in an immersive educational experience on Indigenous perspectives through the Four Seasons of Reconciliation program delivered by First Nations University. In addition, for some development projects, Tricon hires Indigenous architects in order to incorporate Indigenous perspectives on design and landscape architecture. Our goal is to create harmonious communities, gain perspective on the challenges facing the Indigenous community, and identify opportunities for partnership.

> **We wanted to bring an architecture to the Toronto landscape that represents us culturally. The interior spaces had to be able to facilitate our cultural approaches to health and healing – our ceremonies are very important to the healing process.**
>
> *Joe Hester*
> *Executive Director,*
> *Anishnawbe Health Toronto*



RENDERING OF INDIGENOUS HUB, CANARY LANDING, TORONTO, ON





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Founders' Day

Inspired by Tricon co-founders David Berman and Geoff Matus, our annual Founders' Day celebration showcases the many ways the Tricon family extends beyond our corporate doors and into the communities we have the privilege of helping to build. Each year, we provide our employees with the opportunity to contribute to charitable causes across the communities we serve. To commemorate Founders' Day in 2021, more than 700 Tricon employees participated in community service with 14 organizations across North America, including Project Destined, Red Door Family Shelter, BlackNorth Initiative, and Work for Warriors.

700+

Tricon employees participated in community service with 14 organizations across North America in 2021.







WeShare

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WeShare

Sharing our success with others is an integral Tricon value and a cornerstone of strong communities. In conjunction with our Founders' Day celebration in 2021, we launched WeShare, a new Tricon program in which our people have the opportunity to share a gift of their time or knowledge, or a financial donation, with local charitable partners. Participating organizations include BlackNorth Initiative, Project Destined, Red Door Family Shelter and Work for Warriors.


WeShare
Addressing Meaningful Change

CASE STUDY

Project Destined

We are proud to be associated with Project Destined, an organization that provides underprivileged students with paid virtual internships to explore real estate ownership through actual real estate deals. Project Destined has partnered with more than 100 leading real estate firms and over 70 universities across North America. As an enthusiastic supporter, we are honored to have the opportunity to help shape the next generation of real estate professionals and the future of our industry.

As part of the program, Tricon mentors participate in biweekly Project Destined courses, working with a team of 10 students to prepare for live presentations in a Shark Tank-style format. The courses cover market research, property analysis, valuation, property management, marketing and deal financing, and students compete against teams backed by other high-profile real estate firms. In addition, Tricon has access to a growing network of diverse partners and program graduates at Project Destined, giving Tricon another pathway to a diverse pool of talent.

PROJECT DESTINED

Project Destined helped me discover my underlying passion for real estate. I am thrilled to serve as Tricon's Program Manager this semester and help guide my fellow interns on this journey! As an intern, I was exposed to various opportunities, networked with professionals, and met people from diverse cultures, which helped me grow as an individual. Thank you to Cedric Bobo and Project Destined for giving me this opportunity to showcase my skills.

Sonali Rathore
Program Manager

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Pay it Forward Campaign

The spirit of giving reflects Tricon's culture of supporting and caring for others. Because every act of generosity counts, we want to empower our people to make positive contributions to their communities. Each November, we deposit $100 into each participating employee's bank account as part of our annual Pay it Forward Campaign. Our only stipulation is that our people donate the money to help an in-need organization or individual of their choice. Participating employees paid forward more than $43,000 to worthy causes during the December holidays, bringing the total amount donated as of the end of 2021 to over $200,000 since we launched this meaningful initiative in 2018.

ORGANIZATIONS WHERE EMPLOYEES PAID IT FORWARD IN 2021

JAMIE DANIELS FOUNDATION A Children's Foundation Initiative

TOYS FOR TOTS

SECOND HARVEST

THE HUMANE SOCIETY OF THE UNITED STATES

Covenant House Toronto

Distribution of Donations

435 total responses, with donations to individuals and organizations.

INDIVIDUALS AND ORGANIZATIONS


INDIVIDUALS
46%
ORGANIZATIONS
54%

$43,500
IN DONATIONS

A total of 435 responses from the U.S. and Canada, representing $43,500 in donations.

INDIVIDUALS


FAMILY
47%
ACQUAINTANCE
10%
STRANGER
15%
FRIEND
28%

ORGANIZATIONS


SOCIAL WELFARE
44%
ANIMAL WELFARE
10%
FAITH-BASED
12%
HEALTH AND MEDICAL
14%
FAMILY-BASED
20%

TESTIMONIAL

> **Through Tricon's generous Pay it Forward Campaign, I felt empowered and responsible to help families in need. My donation supported a family facing food insecurity during the December holiday season. The Pay it Forward Campaign is a wonderful way to pass along some holiday cheer.**
>
> *Tricon Employee*
> *Columbia, SC*

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CASE STUDY

Canadian Arts & Fashion Awards

At Tricon, we believe it is important to elevate organizations, events and causes that share our ESG commitment. As part of that mission, we sponsored the 2021 Canadian Arts & Fashion Awards (CAFA) Sustainability Award, which recognizes a designer or brand making a positive impact through social and environmental responsibility. CAFA also fosters homegrown talent, a commitment Tricon fully supports.

50 2021 ESG ANNUAL REPORT TRICON RESIDENTIAL

51 2021 ESG ANNUAL REPORT TRICON RESIDENTIAL Our Impact Our Commitment A Message from Our Chief Investment Officer As an owner and operator of a growing portfolio of over 37,000 rental homes, including over 29,000 single-family homes, over 7,700 multi-family apartments, and a pipeline exceeding 6,500 single-family and multi-family homes under development, we are in a unique position to have a major impact on the environment around us. We aspire to be a leader in our sector and industry, and are committed to having a positive short- and long-term impact on the environment across all aspects of our acquisition, renovation, development, and operational activities. In 2021, we acquired over 6,600 single-family homes, and as we renovate and maintain each home, we focus on several sustainability priorities, including: (i) assessing and replacing major mechanical systems with energy-efficient alternatives, including ENERGY STAR®-certified appliances and energy-efficient HVAC and hot water systems, (ii) installing low-flow faucets and toilets to reduce water consumption, (iii) installing smart thermostats to allow our residents to better control energy use for heating/cooling their homes, and (iv) installing natural and eco-friendly materials to reduce the environmental impact of our renovation activities. As of year-end 2021, we have installed at least one new appliance, HVAC, and/or water heater in nearly 70% of our single-family homes, a 48% increase over the past three years, and we expect the number of efficiency-upgraded homes to increase as we continue to grow our single-family rental portfolio over the next several years. In addition to our current renovation efforts, Tricon is piloting several advanced concepts to reduce utility consumption across our single-family portfolio, including: (i) installing solar panels in all newly-built single-family rental communities in California and piloting solar panel installation on existing homes in the south- western U.S., (ii) upgrading insulation and HVAC duct sealing to reduce common energy losses in our homes, (iii) designing a Net Zero pilot home and community in Texas, and (iv) assessing the installation of electric vehicle charging stations across both our single-family and multi-family home portfolios. Additionally, in late 2021, we launched the development of a resource consumption model JONATHAN ELLENZWEIG Chief Investment Officer We aspire to be a leader in our sector and industry, and are committed to having a positive short- and long- term impact on the environment. Introduction Our Residents Our Impact Our Governance Our InnovationOur People ESG DisclosuresContents

Contents Introduction Our People Our Residents **Our Impact** Our Governance Our Innovation ESG Disclosures

to create an energy performance benchmark and management tool for resource consumption across our single-family rental portfolio, both today and in the future.

In Canada, our growing multi-family portfolio is one of the most sustainable large-scale residential development programs in North America. Over 90% of Tricon's current development pipeline, encompassing nearly 3.9 million square feet of residential space, is targeted for LEED Gold certification. We also proudly support the Toronto Green Standards (TGS) program, the city's sustainable design performance requirements for new developments. We currently meet TGS's Tier 1 goals across our entire portfolio and are pursuing Tier 2 and higher building code standards for at least 50% of our development projects going forward.

Lastly, across our property management operations, we have adopted fleet optimization technology to reduce carbon emissions and improve our response time for residents. We have also integrated a range of architectural and design features to enhance the workplace experience and reduce the environmental footprint of our corporate offices in Toronto and in Tustin, California.

As Chief Investment Officer, I am committed to ensuring that ESG is an integral focus of Tricon's acquisition, renovation, development, and operational activities. From renovating existing homes and developing new homes to make them more environmentally friendly and energy-efficient to focusing on continually improving the efficiency of our operations, we are pursuing sustainability in every facet of our business.



THE TAYLOR TORONTO, ON



ATLANTA, GA

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Our Approach

CONSUMPTION REDUCTION – PORTFOLIO

Investigate, measure, and invest in new technologies, materials, and renovation methods to reduce resource consumption across our real estate portfolio.

CONSUMPTION REDUCTION – OPERATIONS

Investigate, measure, and invest in new technologies, processes, and operating methods to reduce resource consumption across our property management and corporate office operations.

SUSTAINABLE ACQUISITION, DEVELOPMENT AND RENOVATION POLICIES

Develop and implement sustainable methodologies to ensure our acquisition, development, and renovation programs adhere to our ESG aspirations and commitments.

Key Policies and Programs

- Environmental, Social and Governance Policy
- LEED-Certified Buildings
- Smart Home Technology
- Net Zero Feasibility Study
- Health and Safety

Our Three-Year Targets

Sustainable Development Goals Alignment

PLANNING IN PROGRESS ACHIEVED SURPASSED

THEMES	COMMITMENTS	THREE-YEAR TARGETS	FY20 PROGRESS	FY21 PROGRESS
Consumption Reduction – Portfolio	Investigate, measure, and invest in new technologies, materials and renovation methods to reduce resource consumption across our real estate portfolio	Establish baseline resource consumption metrics across our real estate portfolio.	PLANNING	PLANNING
		Develop strategies and plans to reduce energy consumption (kWh/sq. ft.) and greenhouse gas (GHG) emissions over the next five years.	PLANNING	IN PROGRESS
		Design, develop and operate a prototype Net Zero SFR home by 2023 and a Net Zero SFR community by 2024.	NOT STARTED	IN PROGRESS
Consumption Reduction – Operations	Investigate, measure, and invest in new technologies, processes and operating methods to reduce resource consumption across our property management and corporate office operations.	Establish baseline resource consumption metrics across Tricon's corporate offices, field offices and fleet/operations.	PLANNING	IN PROGRESS
		Develop strategies and plans to reduce energy consumption (kWh/sq. ft.) and GHG emissions across our corporate offices over the next five years.	PLANNING	IN PROGRESS
		Develop strategies and plans to reduce energy consumption and GHG emissions from our fleet/operations over the next five years.	PLANNING	IN PROGRESS
Sustainable Acquisition, Development and Renovation Policies	Develop and implement sustainable processes and methodologies to ensure our acquisition, renovation, and development programs adhere to our ESG aspirations and commitments.	Adopt sustainable practices across our renovation and new development efforts.	IN PROGRESS	IN PROGRESS
		Achieve sustainable building certifications for select new developments.	IN PROGRESS	ACHIEVED
		Incorporate sustainability criteria during our acquisition and approval process for all new investments.	IN PROGRESS	IN PROGRESS
		Apply sustainability practices to our supplier and contractor management efforts.	IN PROGRESS	IN PROGRESS

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Consumption Reduction – Portfolio

Our Single-Family Rental Portfolio

In our single-family rental portfolio of more than 29,000 homes, which represents 87% of the total square footage of our residential real estate portfolio as of year-end 2021, our residents control how much energy, water and waste utilities they consume. That said, we remain committed to reducing our environmental impact by improving the energy efficiency of our single-family homes, exploring and deploying new technologies to reduce and offset resource consumption and to develop and implement a portfolio-wide modeling and performance tracking system that will monitor and manage our progress.



HOUSTON, TX

Renovations

Over the past three years, we completed home appliance, HVAC and/or water heater upgrades in nearly 20,400 single-family homes representing approximately 70% of our single-family home portfolio – an increase of 48% over three years. Upgrading the performance of these systems is one of the highest-impact initiatives to reduce energy consumption in our single-family homes, and we intend to continue this important effort as we grow our single-family rental portfolio over the next several years.

Increase in Energy Efficiency Projects	2018	2019	2020	2021
Total Number of Single-Family Rental Homes	17,414	21,204	22,766	29,149
% of Properties with a New Appliance	22%	36%	57%	70%

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Appliances

Replacing older and outdated home appliances, such as refrigerators, ranges, dishwashers, and microwaves, with ENERGY STAR®-certified appliances reduces energy usage and lowers utility bills by 20% to 40% for a typical home in our single-family rental portfolio. On average, a new ENERGY STAR®-certified refrigerator uses 35%[1] less energy than older outdated models, and a new ENERGY STAR®-certified dishwasher uses 10% less energy and 20%[2] less water than equivalent standard models.

Over the past three years, Tricon replaced over 24,600 home appliances with ENERGY STAR®-certified models, resulting in meaningful annual energy reductions, cost savings for our residents, and a reduction of our Scope 3 GHG emissions. Our appliance replacements over the past three years will save an estimated 6.2 MWh in energy per year across our single-family portfolio (the equivalent of 940 gasoline-powered passenger vehicles driven for one year), and nearly 2.0 million gallons of water annually (the equivalent of three Olympic-sized pools).

20% to 40%

lower utility bills for a typical home in our single-family rental portfolio, as less energy is used by new ENERGY STAR®-certified home appliances.

APPLIANCE REPLACEMENTS OVER THE PAST THREE YEARS WILL SAVE:

6.2 MWh PER YEAR = **940** GAS-POWERED VEHICLES DRIVEN FOR A YEAR

Estimated energy savings per year across our single-family portfolio.

2.0 MILLION GALLONS OF WATER PER YEAR = **3** OLYMPIC-SIZED POOLS

Estimated water savings per year across our single-family portfolio.

HVAC Systems

Heating and cooling are the major energy use in most homes, with the average household spending more than $2,200 a year[3] on energy-related bills – of which nearly half covers heating and cooling costs. When replacing HVAC systems, Tricon installs high-efficiency models that have a higher seasonal energy efficiency ratio (SEER) and energy efficiency ratio (EER), use approximately 30%[4] less energy than older and outdated models, and depending on the location, can reduce energy bills by as much as $160 per year for our residents. Since 2019, Tricon has replaced nearly 8,300 HVAC systems with new high-efficiency systems, saving an estimated 24.9 MWh in energy per year.

Water Heaters

Using about 20% of a home's energy, water heaters are also a meaningful energy user in a typical single-family home. Tricon installs efficient water heaters that are at least 20% more efficient than the older and outdated models we replace. Over the past three years, Tricon replaced over 6,650 water heaters across our single-family home portfolio, resulting in an estimated savings of nearly 12.5 MWh in energy per year.

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(1) Source: ENERGY STAR® – Flip your Fridge: https://www.energystar.gov/sites/default/files/tools/02162021_FYF_factsheet_v1.pdf
(2) Source: ENERGY STAR Appliances.
(3) Source: ENERGY STAR®.
(4) Source: ENERGY STAR® https://www.energystar.gov/products/ask-the-expert/beat-the-heat-and-the-high-energy-bills.

Contents Introduction Our People Our Residents **Our Impact** Our Governance Our Innovation ESG Disclosures

Low-Flow Plumbing Fixtures

Showers and faucets together use about 23% of a typical home's water, more than toilets or washing machines. Low-flow showerheads and faucets can reduce water use by an estimated 30% to 50% compared to conventional water fixtures and can result in estimated utility savings of at least $90 per year.

30% to 50%
WATER USE REDUCTION

Low-flow showerheads and faucets can reduce water use by 30% to 50% compared to conventional water fixtures.

$90
ANNUAL UTILITY SAVINGS

An estimated $90 annual utility savings from using low-flow plumbing fixtures.

Smart Home | Smart Thermostats

For the average household, almost half of its annual energy bill covers the cost of heating and cooling. While we may not directly control energy and resource consumption in our single-family rental homes, Tricon equips those homes with smart thermostats that allow our residents to set heating and cooling schedules to suit their daily needs, monitor heating and cooling performance, and adjust settings remotely from their mobile devices. On average, smart home thermostats save residents up to 20% on heating and cooling compared to maintaining a constant temperature, resulting in an estimated average savings of between $130 to $145 a year[1] for each household, based on typical energy costs.


TV AND ELECTRONICS
7%
LIGHTING
10%
HVAC
32%
Average U.S. Home Electricity Consumption[2]
WATER HEATING
14%
APPLIANCES[3]
16%
OTHER
21%

[1] Source: Nest Labs 2015.
[2] Source: ENERGY STAR®.

[3] Includes refrigerator, clothes dryer, and estimated 1% for each of range, microwave, dishwasher and washing machine.

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Home Renovation Summary

Imagine Unlocking a Smart and Sustainable Living Experience

NEARLY

$69M

invested in energy efficiency projects in the past three years.


LED Lights
Energy-efficient light bulbs are used throughout our homes and deliver cost savings on residents' energy bills.
Water Leak Sensors
Installed in high-risk areas that immediately alert residents of leaks, enabling us to respond quickly and prevent serious water-related damage.
Solar Home Pilots *NEW*
Available to select homes in California.
Door Sensors
Monitoring system with sensors provides enhanced security when doors are opened and closed.
Thermostat[1]
Energy-efficient thermostats, such as Nest or Ecobee, monitor air conditioning and heating performance and save residents up to 20% on heating and cooling costs, while providing them with added comfort.
Heating and Air Conditioning[2]
ENERGY STAR® -certified, energy-efficiency rated (SEER) HVAC units can cut cooling costs by 30% compared to older and outdated models[1].
Countertops
Natural, eco-friendly countertops with a 25-year estimated service life, a longer life span than any other countertop surfaces.
ENERGY STAR®-Certified Appliances
Reduce energy usage, saving residents 20 to 40% on utility costs compared to older and outdated models.
Flooring
GREENGUARD and FloorScore-certified vinyl plank flooring and Green Label Plus -certified carpets qualify our homes for sustainability certifications, including LEED v4, WELL, BREEAM and CHPS building.
Smart Device Activation and Controller
Works in conjunction with our Smart Door Locks and Smart Home Controller to provide our residents with the convenience and security of controlling their home from their mobile phones, tablets or computers.
Paint
PPG paint is zero-VOC and GREENGUARD Gold-certified, and meets rigorous chemical emissions standards.

70% OF SFR PORTFOLIO

Completed home appliance, HVAC or water heater upgrades in nearly 20,400 single-family homes, approximately 70% of our single-family home portfolio.

OVER **24K** ENERGY STAR® APPLIANCES INSTALLED

Installed more than 24,600 ENERGY STAR®-certified home appliances since 2019.

OVER **12K** ZERO-VOC-BASED PAINTING JOBS

Completed over 12,000 zero-VOC-based interior painting jobs over the past three years.

OVER **43.5** MWH

Estimated savings of over 43.5 MWh of energy and nearly 2 million gallons of water per year.

50% OF SFR HOMES HAVE SMART THERMOSTATS

50% of our homes have smart thermostats, a nearly 20% increase over 2020, and we plan to cover 100% of the portfolio in three years.

[1] *Source: Nest Labs 2015.*
[2] *Source: ENERGY STAR®.*

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Solar Development and Renovations Pilot

In our single-family build-to-rent communities, we currently have nearly 1,175 homes slated for construction in six development communities throughout California that will be equipped with solar power. Upon completion, these homes will generate a combined 4.5 MW of clean renewable solar power and are projected to offset 100% of each resident's average home electricity consumption, resulting in a reduction of 6,570 tons per year in carbon dioxide emissions. In addition to our new developments, Tricon is piloting solar energy upgrades on select existing homes in the southwestern U.S. We launched this program with ten homes in August 2021 and anticipate adding between 100 to 200 homes by 2023. The program also includes education to help our residents understand solar power's benefits and cost structure, and the residents in our solar-powered homes are expected to achieve meaningful energy savings and predictable energy costs. They will also enjoy the peace of mind of knowing that they are helping the environment.

SOLAR POWER DEVELOPMENT PROJECT DETAILS

1,175
SINGLE-FAMILY RENTAL HOMES

We have six communities under development in California comprising nearly 1,175 homes, all with rooftop solar panels.

100%
OFFSET

Development communities are projected to offset 100% of each resident's typical electricity consumption on average.

3.9
KILOWATTS (kW)

Average system size is 3.905 kilowatts (kW).

4.5
MEGAWATTS (MW)

Total solar power to be generated is 4.5 MW.

6,570
TONS PER YEAR

Carbon dioxide emission reduction of 6,570 tons per year.

=

OVER **1,000** GAS POWERED VEHICLES

1,141 gas-powered vehicles per year.

OR

OVER **595,000** GALLONS OF GASOLINE

595,686 gallons of gasoline consumed per year.

OR

OVER **5M** POUNDS OF COAL

5,857,173 pounds of coal burned per year.

OR

OVER **6,000** ACRES OF FOREST

Carbon sequestered by 6,265 acres of forest in one year.


VACAVILLE, CA


OLIVEHURST, CA

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Elevation Energy Pilot

Taking a whole-home approach to energy management, Tricon partnered with Elevation, an energy solutions company, to explore a unique combination of solar, energy efficiency, and energy monitoring technology. In partnership with Elevation, we began investigating three home efficiency solutions in 2021:



ELEVATION ENERGY EFFICIENCY CASE STUDY HOME
GILBERT, AZ

HOME EFFICIENCY SOLUTIONS

Home Energy Efficiency Pilot

Includes air duct sealing and insulation upgrades to reduce energy consumption by approximately 10%. Residents opted into the pilot and will be providing electricity bills so Tricon can evaluate the results. We are targeting to complete the roll-out of over 30 homes by spring of 2022, with testing currently underway for participating homes.

Solar Energy Pilot

Exploring the application of solar energy upgrades on additional existing homes in the southwestern U.S.

Energy Consumption Monitoring Device

Assessing the installation of energy consumption monitors to assist residents in making more energy-efficient decisions and to help identify proactive maintenance opportunities.



ELEVATION ENERGY EFFICIENCY CASE STUDY HOME
GILBERT, AZ

Moving forward, Tricon will monitor and evaluate the results of these pilot programs as we consider a potential expansion across our single-family rental portfolio.

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Net Zero Community Pilot

In the fall of 2021, Tricon completed a feasibility study of our first Net Zero homes and a Net Zero community. We assessed the new home and community design elements, which included key features to both reduce energy consumption and generate clean renewable solar power, and are currently targeting to begin development of the first homes in late 2022 or early 2023.

We plan to offer home designs with market-leading environment-centric features, including large flat roof surfaces to maximize solar power generation, ample windows and light/bright spaces to reduce lighting requirements, and state-of-the-art mechanical systems to minimize energy and water consumption. Through intentional design, these homes will be able to produce more renewable energy than they consume – effectively using Net Zero energy – and are an important part of our ESG focus on delivering sustainable homes and communities in the future.



HOUSTON, TX

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Contents | Introduction | Our People | Our Residents | **Our Impact** | Our Governance | Our Innovation | ESG Disclosures

Electric Vehicle Charging Pilot

In addition to our solar power and Net Zero pilot programs, we are also evaluating an electric vehicle charging (EVC) pilot program at select properties across our single-family and multi-family communities. The EVC pilot utilizes central shared EV chargers in one of our multi-family communities, and in-home garage chargers in select single-family homes, which will help us assess utilization rates and determine a resident pricing model for the roll-out of EV chargers to other homes and communities in the future.


1 EVC
INSTALLATION
(7,400 lbs CO_2)

=

Installing 7 high-efficiency residential HVAC systems.

OR

Switching out 60 water heaters with high-efficiency units.

OR

Swapping out 220 incandescent light bulbs for LEDs.

COMING IN 2022

Energy Consumption Model

In early 2022, we launched the development of a statistical model that can estimate or establish baseline energy and water consumption across our single-family home portfolio on a home-by-home, regional, and portfolio-wide basis. Although Tricon does not control or monitor our residents' resource consumption in our individual single-family homes, this effort will establish an energy performance benchmark and management tool for resource consumption across our single-family rental portfolio, both today and in the future.



SAN ANTONIO, TX

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Consumption Reduction – Portfolio

Our Canadian Multi-Rental Portfolio

When we set out to enter the Canadian multi-family rental business in 2015, sustainable design, development, and operations were among our leading objectives, in addition to building a portfolio of well-located, thoughtfully designed, and highly sought-after communities for our residents to call home. Today our Canadian multi-family portfolio – which includes 500 completed units and nearly 4,000 units under development and represents approximately 8% of the square footage of our total real estate portfolio – is one of the most sustainable large-scale residential development programs in North America. Our commitment to making a positive and lasting impact in the lives of our residents and local communities underpins our business philosophy, and our Canadian multi-family platform plays a central role in addressing some of the greatest concerns facing society today – climate change, housing affordability, and creating inclusive communities where all residents can thrive.

Over 90% of Tricon's current development pipeline of nearly 3.9 million square feet of residential space is targeting LEED Gold certification. We also proudly support the Toronto Green Standards (TGS) program, the city's sustainable design performance requirements for new developments. In addition to meeting TGS's Tier 1 goals across our entire portfolio, we are pursuing Tier 2 and higher building code standards in at least 50% of our development projects.



CANARY LANDING TORONTO, ON

90%

OF DEVELOPMENTS TARGETING LEED GOLD CERTIFICATION

Over 90% of Tricon's current development pipeline is targeting LEED Gold certification – nearly 3.9 million square feet of residential space.

100%

OF PORTFOLIO MEETS TGS'S TIER 1 GOALS

Our entire portfolio meets the Toronto Green Standards (TGS) program's Tier 1 goals, and we are pursuing Tier 2 and higher building code standards in at least 50% of our development projects.

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Tricon's Canadian multi-family rental portfolio, including our development pipeline, has a projected annual average energy use intensity (EUI) of 176 kWh/m², outperforming the industry annual average of 228 kWh/m² for EUI[1]. By adopting LEED certification and surpassing building code design standards, Tricon's multi-family portfolio in Toronto is targeted to achieve an average GHG intensity of 21 $kgCO_2e/m^2$ for eight of its development projects slated for completion by 2026. Our targeted reductions in EUI, thermal energy demand intensity (TEDI) and GHG intensity, along with our active LEED Gold-certified development pipeline, highlight Tricon's commitment to sustainable design and development.

With average walking and biking scores of over 90%, our Canadian multi-family rental properties are well-located, close to transit, parks, local shops and restaurants, and major employment nodes. Additionally, in 2016 Tricon announced Canada's first new residential development community to utilize Enwave's Deep Lake Water Cooling technology, which will provide sustainable energy services, including heating, cooling and hot water, to The Taylor, our new multi-family community slated to open in Toronto in 2022.



THE SELBY
TORONTO, ON



THE IVY
TORONTO, ON

176

kWh/m² EUI

Projected annual average energy use intensity (EUI), outperforming the industry standard annual average EUI of 228 kWh/m².

90%

AVERAGE WALKING AND BIKING SCORES

Our Canadian multi-family rental properties are well-located, close to transit, parks, local shops and restaurants, and major employment nodes.

COMING IN 2022

Collaboration with the City of Toronto

We recognize and embrace the importance of collaboration with industry peers and the City of Toronto to achieve a Net Zero energy standard. To further that effort, we are proud to be participating in Toronto's Green Will Initiative, a program that invites building owners to partner with the city to accelerate the reduction of GHG emissions from buildings across the City of Toronto. To date, the initiative has brought together more than 20 of Toronto's major building owners, who are committed to taking bold action to facilitate a Net Zero environment. Our participation in the Green Will Initiative will help identify opportunities to further our sustainable investment and development strategy as we continue on our Net Zero journey.



[1] Source: ENERGY STAR® Portfolio Manager.

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Our LEED-Certified Canadian Multi-Family Rental Development Pipeline*











					Canary Landing				
	The Selby	The Taylor	The Ivy	The James	Block 8	Block 10	Blocks 3/4/7	Block 20	Queen and Ontario
Initial Occupancy Date	Q4 2018	Q2 2022	Q1 2023	Q2 2025	Q4 2022	Q4 2024	Q3 2025	Q4 2026	Q1 2026
Square Footage	454,195	331,335	192,555	255,182	626,858	193,497	837,782	830,901	816,725
Number of Units	500	286	231	120	770	237	855	654	824
Targeted LEED Certification	LEED Gold	LEED Gold	-	LEED Gold	LEED Gold	LEED Gold	LEED Gold	LEED Gold	LEED Gold
Sustainability Features	-	Enwave Deep Lake Water Cooling	-	-	Solar Wall	Indigenous Hub	Solar Wall	-	-
Energy Use Intensity (kWh/m²/year)	228	230	192	189	167	170	145	142	120
Thermal Energy Demand Intensity (kWh/m²/year)	82	95	80	78	64	68	55	55	32
GHG Intensity ($kgCO_2e/m^2/year$)	29	29	25	25	21	21	18	18	12
Walking Score (%)	88	99	99	93	94	84	96	79	93
Biking Score (%)	97	97	96	88	100	95	100	99	99

Based on current project plans, which are subject to change.

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CASE STUDY

Completed Community Spotlight: The Selby

Our first completed community, The Selby, is a LEED Gold-certified tower in downtown Toronto. Energy-efficient LED lighting, ENERGY STAR®-certified appliances and programmable thermostats are just a few of the environmental features that keep The Selby's energy usage and GHG emissions well below that of the average Toronto apartment building. The Selby also employs sub-metering, a conservation feature that ensures residents are billed only for the energy and hot water they consume, and its green roof features drought-tolerant plants that reduce the need for irrigation. The community also includes fixtures that reduce water consumption by nearly 40% and HVAC equipment that brings fresh filtered air into our residents' homes. To encourage green transportation alternatives, we built storage for more than 500 bicycles and installed electric vehicle charging stations. We also incorporated low-emission materials, such as organic compound adhesives, sealants and flooring, and kept 85% of all construction waste out of landfills through recycling.

Sustainable Design

Bike Storage

A total of 508 bicycle storage spaces are provided outdoors and in the underground garage.

Electric Vehicle Charging

Five parking spaces are equipped with charging stations.

Air Quality

Improved Air Quality

Each suite is equipped with an energy recovery ventilator (ERV), which allows fresh outdoor air to be delivered directly into the residence while recovering 60-70% of the energy of outgoing air. Waste energy from stale air is used to warm incoming air in the winter and cool incoming air in the summer, recycling energy from the exhaust airstream and ensuring better indoor air quality for residents.

Low-Emission Materials

Low-volatile organic compound (VOC) adhesives, sealants, paints, coatings and flooring in the building interior reduce off-gassing and protect residents' health.

Waste Management

Construction Waste

A construction waste-management plan successfully diverted 85% of all construction waste away from landfill to recycling during the building's construction.

Multi-Chute Recycling

Each floor is equipped with a sealed garbage chute room with a bi-sorter, allowing residents to easily dispose of waste, recyclables and organics.

Water Efficiency

Water-Efficient Fixtures

Low-flow plumbing fixtures reduce water consumption by approximately 39% compared to conventional plumbing fixtures. At The Selby, this adds up to more than 35.5 million litres of water saved each year.

Green Roof

Located above the mechanical penthouse, the green roof features drought-tolerant plants, reducing the need for irrigation and promoting biodiversity. Rainwater harvesting reduces the amount of fresh water required by our plants.

Energy Efficiency

Efficient Lighting

Corridor and garage lights are automatically controlled by occupancy sensors. Residences are equipped with energy-efficient LED bulbs to maximize energy performance.

Conserving Energy

ENERGY STAR® appliances are standard in every apartment and include stainless-steel refrigerators, dishwashers and front-loading washing machines. These products consume 30% less energy than their conventional counterparts while reducing electricity costs for residents.

Programmable Thermostat

Residents have full control over their comfort level at home. Each residence is equipped with a programmable Nest thermostat to control temperature and airflow in the apartment. The thermostat allows homeowners to set the temperature to their comfort level when at home and adjust for increased energy savings when away from home.

Sub-Metering

Each residence is equipped with three sub-meters measuring heating and cooling and electricity and hot water consumption, so residents are billed only for the energy they use.

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CASE STUDY

Development Community Spotlight: The Taylor

A New LEED Gold Community in Downtown Toronto, Cooled Naturally by Lake Ontario

The Taylor is a new multi-family rental community located in the King West neighborhood of downtown Toronto that sets new benchmarks for sustainable design and building performance. The Taylor is Toronto's first completely new rental apartment to utilize Enwave Deep Lake Water Cooling drawn from Lake Ontario to control the building's air and water temperature. It also incorporates smart home technology so residents can conserve energy and is built to LEED Gold standards. First occupancies of this 290-unit community are expected in the third quarter of 2022.

PROJECT HIGHLIGHTS

99% WALK SCORE

97% BIKE SCORE

100% TRANSIT SCORE

95 kWh/m²/YEAR — Thermal energy demand intensity of 95 kWh/m²/year.

230 kWh/m²/YEAR — Energy use intensity of 230 kWh/m²/year.

29 $kgCO_2e/m^2$/YEAR — GHG intensity of 29 $kgCO_2e/m^2$/year.

ENWAVE DEEP LAKE WATER COOLING

CANADA GREEN BUILDING COUNCIL · CONSEIL DU BÂTIMENT DURABLE DU CANADA · LEED® CANADA GOLD·OR

THE TAYLOR TORONTO, ON

66 2021 ESG ANNUAL REPORT TRICON RESIDENTIAL

Bicycle Parking Bicycle Parking spaces are available throughout the underground garage for residents and visitors. Nearly 400 bicycle parking spots have been provided to promote cycling. The Taylor: Building Features Adaptive Vegetation Adaptive Vegetation, consisting of various drought-tolerant and native trees, shrubs and perennials, surrounds the building at ground level, and covers the amenity terraces and rooftop garden. The plant selection also promotes biodiversity by providing a habitat for birds and insects. District Energy Network District Energy Network anchored by the Deep Lake Water Cooling system, one of the largest of its kind, harnesses the renewable cold temperature of Lake Ontario to supply a high-efficiency water network that will deliver efficient, reliable heating and cooling to our residents. Energy Recovery Ventilators Energy Recovery Ventilators (ERVs) are made available in each suite to deliver fresh outdoor air while recovering up to 60% of the energy of the exhaust air leaving the suite, so less energy is needed to heat or cool the unit. ENERGY STAR®-Certified Appliances ENERGY STAR®-Certified Appliances reduce the energy usage of refrigerators, washing machines and dishwashers, saving residents an estimated 20% on utility costs compared to standard appliances. Energy-Efficient Windows Energy-Efficient Windows have been installed in all suites and throughout the building. They include high-performance double-glazed windows with low-emissivity coating and warm edge spacers. High Efficiency LED High Efficiency LED light bulbs are used throughout the suites and deliver cost savings on residents’ energy bills. In-Suite Sub-Metering In-Suite Sub-Metering allows residents to control the cost of their electricity, heating and cooling, and hot water consumption. Programmable Thermostats Programmable Thermostats monitor air conditioning and heating performance to provide residents with added indoor comfort and are estimated to save residents an average of 10% to 12% on heating costs and 15% on cooling costs. Smart Water Irrigation Smart Water Irrigation is supported by adaptive vegetation, which reduces the need for watering and can withstand long periods of time without water. Plants and green roof vegetation help reduce stormwater runoff by capturing rainwater on-site, reducing pressure on the city’s stormwater management infrastructure. Occupancy Sensors Occupancy Sensors for multi-occupant spaces control lighting and save electricity in unoccupied spaces. Electric Vehicle Charging Stations Electric Vehicle Charging Stations are provided on two parking-level locations to accommodate residents. Low-Volatile Organic Compound Low-Volatile Organic Compound (VOC) adhesives, sealants, paints, coatings and flooring are applied in all suites to limit resident exposure to toxins and to promote a healthier indoor air environment. Introduction Our Residents Our Impact Our Governance Our InnovationOur People ESG DisclosuresContents 67 2021 ESG ANNUAL REPORT TRICON RESIDENTIAL

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Consumption Reduction – Operations

Our Service Vehicle Fleet

Tricon's single-family home portfolio requires the renovation, repair, and ongoing day-to-day maintenance of thousands of single-family homes located across the U.S. Sunbelt. To support these activities, Tricon manages a fleet of 221 dedicated maintenance vehicles, and as part of our effort to reduce resource consumption and waste, we implemented an enterprise fleet management system to enhance the efficiency and utilization of our vehicle fleet and our maintenance teams. By optimizing maintenance routes and using telematics to monitor the location and driving habits of our technicians, we are improving fleet utilization, increasing driver safety and responding to residents more quickly. Over the past three years, the average number of maintenance calls per technician increased from 2.6 to 3.3 per day. In addition, fuel consumption declined by 5%, and we are targeting a further 10% reduction over the next three years as we continue to improve our maintenance routing and efficiency metrics, while also introducing a pilot project that will add electric vehicles to our fleet starting in 2022.

221
MAINTENANCE VEHICLES

221 maintenance vehicles are managed to support the ongoing day-to-day repair and maintenance and yearly renovation of Tricon's single-family rental portfolio.

5%
REDUCTION IN FUEL CONSUMPTION

Fuel consumption declined by 5% over the past three years.


RESIDENT
TRICON RESIDENTIAL

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Our Corporate Office Footprint

Integrating environmental considerations into the development and renovation of our corporate offices is another example of Tricon striving to positively impact the environment in which we operate.

OFFICE HEADQUARTERS
TORONTO, ON

IN TORONTO

In Toronto, we completed the detailing of our office headquarters with wellness and sustainable design features at the forefront. The Toronto office layout is designed to maximize solar gain and limit the need for artificial lighting with floor-to-ceiling windows, and these circadian design features have been shown to improve productivity, enhance moods, and aid in concentration. The office also incorporates energy-efficient lighting solutions such as zonal lighting with sensor controls and LED light fixtures, and enhanced HVAC and air filtration systems designed to reduce energy consumption and remove pollutants or contaminants from the indoor air. Hard surface floors have also been selected instead of carpeting, providing employees with relief from common allergens. We embrace biophilic design by incorporating plants throughout the office, including a living wall, which has proven to benefit indoor air quality and the health and well-being of our employees. To further promote health and wellness in the workplace and eliminate single-use plastics, employees are provided with in-office filtered and carbonated water and hot beverage machines.

IN ORANGE COUNTY

In our recently opened office in Tustin, California, we completed renovation and sustainability upgrades in mid-2021. The newly renovated office offers employees and visitors a range of features that include biophilia and an interior park to address indoor air quality and improve employee health and workplace engagement, the installation of 100% LED lighting fixtures throughout the office to save up to 80% on energy, access to daylight to increase natural light, and many more, as illustrated below.

100% LED Lighting Fixtures throughout the facility's unoccupied area.

Low / No VOC Finishes throughout the facility compliant with CBC Cal Green.

Height-Adjustable Desks in offices.

Plug Load Controllers shut off any controlled receptacle in an unoccupied area.

Glazed Office Walls allow for transparency and visual connectivity, including to the outside.

Daylight and Occupant Sensing Controls automatically adjust the work area based on indoor lighting needs.



Skylights provide access to daylight, including for workstations that are located remotely from perimeter windows.

Indoor Greenery Seating and Amenities with access to indoor greenery seating, coffee bars, pool table, exterior patio, and state-of-the-business seating that enables social gatherings and team bonding.

Ancillary Furniture Groupings encourage alternative working arrangements and group meetings.

Biophilia and an Interior Park improve air quality and add visual interest and diversion for the eye.

TUSTIN OFFICE
TUSTIN, CA

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Sustainable Acquisition, Development and Renovation Practices

Integrating Sustainable Practices into Our Acquisition, Renovation and Development Activities

Incorporating sustainability considerations into our core business is a long-standing Tricon practice. We've been a leader in bringing thoughtful sustainability practices to our residential developments for decades, and more recently we've applied that philosophy to our single-family rental acquisition and renovation efforts. For the acquisition and renovation of existing homes and communities, we conduct a comprehensive assessment of each home prior to acquisition and then complete a thorough renovation that includes upgrading home systems to improve energy and water efficiency – and the quality of our homes for our residents. In the development of our new homes and communities, we complete comprehensive environmental and sustainability planning with our architects, planners, developers and other key stakeholders to ensure that we incorporate best practices for sustainable design, construction and operation into our homes and neighborhoods.

Flood risk is a key climate-related consideration in our acquisition of existing homes and in the evaluation of new development sites. To address this risk, we integrated flood risk management functionality into TriAD, our single-family rental acquisitions platform, using FEMA flood maps to assess risk and LERETA flood certification to help underwrite our single-family home acquisitions in the U.S. In Toronto, we utilize flood plain tools provided by the Toronto and Region Conservation Authority to guide our multi-family development decisions in order to avoid vulnerable sites, reduce insurance costs and expedite the development process.

CASE STUDY

Signatory to the United Nations-Supported Principles for Responsible Investment

In the fall of 2021, Tricon became a signatory to the United Nations-supported Principles for Responsible Investment (PRI), joining more than 4,000 international organizations committed to responsible investment.

PRI encourages its signatories to understand the investment implications of ESG factors and to support PRI's extensive signatory network by incorporating ESG goals into their investment and ownership decisions. PRI acts in the long-term interests of its signatories, the financial markets and economies in which they operate, and the environment and society as a whole.

As a new signatory to PRI, we will seek to integrate its six principles into our investment strategy and practice for our acquisitions, renovations and development projects, continue to incorporate ESG measures into our ownership policies and operating standards, and engage with our stakeholders and other PRI members. We will also provide ongoing disclosures of our activities and progress toward implementing the six principles.

Signatory of: PRI Principles for Responsible Investment

In the fall of 2021, Tricon became a signatory to the United Nations-supported Principles for Responsible Investment (PRI).

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CANARY LANDING BLOCK 8 TORONTO, ON

CASE STUDY

Green Loan

In addition to our sustainable design and development practices, Tricon is also a pioneer in sustainable finance, having recently secured a $90 million construction loan aligned with the Green Loan Principles, together with our joint venture partners for Block 10, a LEED Gold-certified multi-family rental community in Toronto's Canary Landing neighborhood.


$90M
CONSTRUCTION LOAN


CANADA GREEN BUILDING COUNCIL
CONSEIL DU BÂTIMENT DURABLE DU CANADA
LEED CANADA
GOLD · OR

We recently secured a $90 million construction loan with our partners for a LEED Gold-certified multi-family rental community in Toronto's Canary Landing neighborhood.

Our Supplier and Contractor Management

At Tricon, taking care of our residents starts with maintaining and taking care of the homes in which they live. Our suppliers and vendors are important partners in this effort, helping us operate efficiently and in a socially responsible and environmentally conscious way.

Tricon's procurement team focuses on sourcing sustainable products and brands by partnering with our vendors and contractors. These engagements include procuring environmentally friendly paint and flooring, as well as appliances and HVAC components from recognized national brands that meet rigorous energy efficiency standards. We also aim to standardize the products and replacement components we use, while also recycling them responsibly at the end of their service life.

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Our Governance

Our Commitment

A Message from the Chair of the Compensation, Nominating and Corporate Governance Committee of the Board to Shareholders

Tricon's Compensation, Nominating and Corporate Governance Committee (the Governance Committee) and Board of Directors have undertaken to uphold and enhance the trust we have earned from our stakeholders, including our shareholders, investors, employees, residents and communities. We aim to identify, understand and manage the risks facing our business while acting ethically and with integrity in order to inspire trust. Our governance framework embodies the principles of our ESG policy and is intended to foster investor and shareholder capital stewardship, promote an ethical and transparent approach to doing business, and encourage leadership diversity by incorporating the following:

Ensuring that our Board of Directors, employees and partners embody and champion ethical business conduct. Tricon's robust business conduct and compliance policies outline the Company's business practices and procedures, which have been designed to ensure compliance with securities laws, other legal requirements and best practices, and state our expectations for the ethical conduct of our employees and partners. These policies and procedures also set out the principles that guide our corporate decisions and actions, along with our expectations for Tricon's employees and leadership team. We also prioritize compliance education and training for our employees and Board members.

Embedding a strong risk management culture by establishing processes and procedures that effectively identify, analyze and manage material and systemic risk. This includes identifying and prioritizing the risks facing the organization and implementing effective mitigation strategies in order to appropriately balance risks and opportunities. The Board and its committees meet regularly with management to discuss risk guidelines and policies, including risk assessment and management, any major strategic financial or operational exposure to risk, and the steps management is taking to address the Company's risk exposure.

> **"Our governance framework is intended to foster investor and shareholder capital stewardship, promote an ethical and transparent approach to doing business, and encourage Board diversity."**



SIÂN M. MATTHEWS
Chair of the Compensation, Nominating and Corporate Governance Committee

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73 2021 ESG ANNUAL REPORT TRICON RESIDENTIAL Maintaining a diverse Board of Directors and management team. Tricon is aligned with the diversity benchmarks set by the 30% Club Canada – that women make up at least 30% of all directors – and the BlackNorth Initiative to address anti-Black racism by increasing the number of Black individuals serving on the Board and in senior management. Tricon’s commitment to supporting and furthering the principles of diversity, inclusion and belonging is reflected in the fact that 10% of its Board members are BIPOC, and 31% of the individuals serving on the Board or in senior management roles are women. On behalf of the Governance Committee and the Board, I look forward to working with our stakeholders to continue to validate, uphold and enhance the trust that they have placed in Tricon and its Board, and to ensure that Tricon’s ESG efforts and the interests of our stakeholders remain in alignment. . Introduction Our Residents Our Impact Our Governance Our InnovationOur People ESG DisclosuresContents

Contents Introduction Our People Our Residents Our Impact **Our Governance** Our Innovation ESG Disclosures

Our Approach

ETHICAL BUSINESS CONDUCT

Ensure that our Board of Directors, employees and partners embody and champion ethical business conduct.

ENTERPRISE RISK MANAGEMENT

Embed a strong enterprise risk management culture by establishing a foundation for effectively identifying, analyzing and managing material and systemic risks.

BOARD AND LEADERSHIP DIVERSITY

Maintain a diverse Board of Directors composition and management team, in which each gender is represented by at least one-third of all independent directors.

Key Policies and Programs

- Environmental, Social and Governance Policy
- Code of Business Conduct, Fidelity and Ethics
- Gender Diversity Policy
- Majority Voting Policy
- Board Shareholder Communication and Engagement Policy
- Whistleblower Policy
- Insider Trading Policy
- Privacy Policy

More information about our key policies and programs is available on our website at triconresidential.com/investors/corporate-governance.

Our Three Year Targets

Sustainable Development Goals Alignment

PLANNING IN PROGRESS ACHIEVED SURPASSED

THEMES	COMMITMENTS	THREE-YEAR TARGETS	FY20 PROGRESS	FY21 PROGRESS
Ethical Business Conduct	Ensure that our Board of Directors, employees and partners embody and champion ethical business conduct.	Deliver annual compliance/ethics training to >95% of employees.	IN PROGRESS	IN PROGRESS
		Harmonize policy and procedure management processes across the U.S. and Canada.	IN PROGRESS	IN PROGRESS
Enterprise Risk Management	Embed a strong risk management culture by establishing processes and procedures that effectively identify, analyze and manage material and systemic risks.	Develop and roll out a formalized enterprise risk management program that includes climate and social risk considerations.	IN PROGRESS	IN PROGRESS
		Create an internal audit function to assess the adequacy of the Company's risk control environment.	PLANNING	ACHIEVED
Board and Leadership Diversity	Maintain a diverse Board of Directors and management team.	Maintain a Board composition in which each gender is represented by at least one-third of all directors.	ACHIEVED	ACHIEVED
		Satisfy our commitments to the BlackNorth Initiative CEO Pledge.	ACHIEVED	ACHIEVED

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Ethical Business Conduct

Responsible Corporate Governance Practices

Sound corporate governance is essential to earning and maintaining the trust of our stakeholders, including our institutional investors and individual shareholders. As part of our effort to continuously improve how we do business, Tricon's management team works closely with the Board to ensure that we incorporate evolving industry trends, regulatory standards and best practices into our corporate governance programs. To achieve these goals, Tricon has adopted comprehensive corporate governance policies and procedures, and we remain committed to the ongoing pursuit of strong and effective practices. A description of Tricon's governance practices is included in our most recent Management Information Circular, available on our website and under the Company's profile on SEDAR at www.sedar.com.

TRICON'S KEY POLICIES

- Environmental, Social and Governance Policy
- Board Corporate Governance Guidelines
- Code of Business Conduct, Fidelity and Ethics
- Gender Diversity Policy
- Conflict of Interest Policy
- Board Shareholder Communication and Engagement Policy
- Whistleblower Policy
- Insider Trading Policy
- Investment Advisor Compliance Manual
- Business Continuity Plan
- Privacy Policy
- Information Technology Policies
- Respectful Workplace Policy

Our key governance policies are available on our website at triconresidential.com/investors/corporate-governance.

> **Tricon's comprehensive privacy and data governance program is a reflection of the Company's commitment to safeguarding the data that our residents, employees and investors have entrusted to us.**
>
> *Marc Simonik*
> *Vice President,*
> *Legal and Privacy Officer*

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Whistleblower Program

We believe in fostering an open and honest workplace where our people accept and share the responsibility for reporting misconduct, with the understanding that an ethical workplace is in all of our best interests. Through our whistleblower program, employees can confidentially and anonymously report concerns regarding any accounting or auditing matter, or any other matter an employee believes to be in violation of our ethics policies, through our independent third-party service provider.

98%

of all new employees completed compliance training in 2021.

Compliance Training

We provide annual compliance training to ensure our people understand the laws and regulations impacting our business and their responsibility to ensure ongoing compliance in their day-to-day workplace activities. The training covers corporate policies and procedures, information security, and policies and procedures that are specific to investment adviser roles. Training sessions reinforce our principles and help our people make appropriate business decisions, reducing our exposure to unnecessary risks. Over 98% of all new employees and 99% of head office employees completed compliance training in 2021, and we target maintaining a completion rate of over 95% for all employees over the next three years.

Corporate Governance Guidelines

The Board has adopted Corporate Governance Guidelines to provide a structure within which our directors and senior management can effectively pursue Tricon's objectives and promote the highest standards of ethical behavior and risk management. The guidelines provide a working structure for principled actions, effective decision-making, and appropriate monitoring of compliance and performance. They reflect Tricon's commitment to good corporate governance and compliance with regulatory requirements for listed companies and other legal requirements, and are intended to serve as a flexible framework, not a set of binding legal obligations, within which to conduct business. The guidelines address, among other things: director qualification standards, director responsibilities, director access to management and independent advisers, director compensation, director orientation and continuing education, management succession and annual performance evaluation.


TCN
LISTED
NYSE
TRICON
RESIDENTIAL
TCN
LISTED
NYSE
NEW YORK STOCK EXCHANGE

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Enterprise Risk Management Risk Oversight Tricon’s Board of Directors has overall responsibility for the integrity of Tricon’s risk management systems and has delegated responsibility for risk oversight to the Audit Committee, which is also responsible for ensuring that internal controls are appropriately designed, implemented and monitored, and that financial reporting is complete and accurate. Company management, under the auspices of the Board and Audit Committee, is responsible for the maintenance of our enterprise risk management program. Enterprise Risk Management Program In alignment with the risk management principles of the Committee of Sponsoring Organizations of the Treadway Commission (COSO), our management team works closely with our team of legal and compliance professionals and our newly formed internal audit department to analyze the risks confronting the Company and its business operations. We focus on identifying and prioritizing those risks and then designing, establishing and testing risk controls and mitigation strategies. Our internal audit department, launched in late 2021, is the newest element of the Company’s enterprise risk management program. Reporting directly to the Audit Committee and independent from management, the internal audit department is focusing in the near term on the Company’s Sarbanes-Oxley Act compliance following our listing on the New York Stock Exchange. The next step in the evolution of our risk management program will be the development of a more formal enterprise-wide system of risk identification and prioritization to ensure that the Company is focusing its risk mitigation efforts and resources as effectively as possible while striking the appropriate balance between mitigating risks and seizing opportunities. We believe that value is maximized when our management team sets strategy and objectives that strike an optimum balance between opportunities for growth, our performance goals, and their related risks, and efficiently and effectively deploys resources to achieve those objectives. Introduction Our Residents Our Impact Our Governance Our InnovationOur People ESG DisclosuresContents 77 2021 ESG ANNUAL REPORT TRICON RESIDENTIAL

Compensation-Related Risk Management Practices While there are risks inherent in the Company’s business activities, the Governance Committee ensures that our compensation program does not encourage executives to take excessive risks and has adopted several policies and practices to mitigate the risks typically associated with compensation, including: Climate-Related Risks Our risk management program calls for prudent and disciplined investment practices, diversifying the allocation of capital across product types and market locations, diligently structuring transactions, conducting comprehensive due diligence and market research, and taking an active role in the management of our real estate portfolio. We recognize that climate-related risks pose an acute and growing threat to our residents, communities and developments, and as part of our risk management program and practices, we are committed to addressing the risks associated with climate change by identifying, monitoring, and mitigating climate-related risks in our existing business activities. Flood risk is a key climate-related consideration in our single-family rental and multi-family rental businesses. We have integrated flood risk management functionality into our TriAD property acquisition platform, using FEMA flood maps to assess risk and LERETA flood certification to help underwrite our single-family home acquisitions. We also provide our residents with helpful resources and recommended procedures to secure and protect their homes and families and prepare in advance for a natural disaster in areas prone to hurricanes, flooding, tornadoes, snowstorms and arctic temperatures, wildfires, earthquakes, or other extreme environmental events by having an action plan in place to mitigate damage and expedite recovery. In Toronto, we also utilize flood plain tools provided by the Toronto and Region Conservation Authority to guide our multi- family development decisions. This approach ensures that we avoid vulnerable sites, helps reduce insurance costs, and expedites the development process. A significant portion of executive compensation is deferred over different time and risk horizons. The Company has adopted an executive compensation clawback policy. The Company has incorporated anti-hedging restrictions in its Insider Trading Policy. Senior executives are required to meet minimum ownership requirements of Tricon shares. Please refer to our most recent Management Information Circular, available on our website and under the Company’s profile on SEDAR at www.sedar.com, for further details on these practices. Expansion of Climate- Related Efforts In 2022, we will expand our climate-related efforts by defining and developing an actionable climate resiliency and adaptability strategy guided by the recommendations of the Task Force on Climate- related Financial Disclosures (TCFD). This will help us identify physical climate changes that increase uncertainty and expose our real estate portfolio to operational and financial risks. COMING IN 2022 Introduction Our Residents Our Impact Our Governance Our InnovationOur People ESG DisclosuresContents We believe that value can be maximized when we strike the right balance between managing risk and seizing opportunity. David Veneziano Chief Legal Officer 78 2021 ESG ANNUAL REPORT TRICON RESIDENTIAL

Contents Introduction Our People Our Residents Our Impact **Our Governance** Our Innovation ESG Disclosures

Board and Leadership Diversity

We understand that embracing diversity leads to improved performance, more effective decision-making, and higher levels of innovation and creativity. Tricon is committed to the principles of diversity, inclusion and belonging, and to providing an environment free from discrimination and harassment.

The Governance Committee and the Company consider gender representation on the Board and in executive officer positions when identifying and nominating director candidates and making executive officer appointments.

Tricon's gender diversity policy targets having one-third of directors represent each gender, a target the Company currently meets. This aligns the Company's policy with the gender diversity benchmark set by the 30% Club Canada.

The Company has three directors who identify as women (30% of the Board and 43% of its independent directors). Currently, one of the six executive officers of the Company (17%) identifies as a woman and six of the 23 members of the Company's senior management team (26%), which includes Tricon's executive officers, identify as women.

Diversity of Our Board


30%
Board of Directors
70%
INDEPENDENT
NON-INDEPENDENT

~3%

TOTAL SHAREHOLDING OF OUR DIRECTORS

Common Shares, Restricted Shares and DSUs, as a percentage of the 273,653,385 Common Shares outstanding on May 1, 2022.

30%

female directors on the Board.


70%
Canada
Residence
30%
U.S.

70% of Board members are residents of Canada, and 30% are residents of the U.S.

100%

OF BOARD COMMITTEE MEMBERS ARE INDEPENDENT

All Board committees are comprised entirely of independent directors.

99%

ATTENDANCE

A strong and engaged Board of Directors with overall meeting attendance of 99% in 2021.

67 YEARS

Average age of directors.

7 YEARS

Average Board tenure of 7 years since the IPO in 2010.

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BlackNorth Initiative CEO Pledge

As part of our commitment to strengthening Tricon through diversity and combatting systemic racism, we have joined the BlackNorth Initiative, in support of its mission to remove barriers that negatively affect the lives of Black Canadians. By signing the BlackNorth Initiative CEO Pledge in 2020, we joined forces with Canada's largest businesses in resolving to acknowledge and counter systemic anti-Black racism. With that pledge, Tricon established a goal to fill at least 3.5% of our executive and Board roles with Black leaders by 2025. We achieved that goal in July 2021 and will continue our advocacy for this cause.

Tricon's efforts to achieve our business and people goals are supported by our Diversity, Inclusion and Belonging (DIB) Statement, outlined in our DIB Roadmap and actioned by our DIB Council, as detailed in the Our People section on page 31.

BLACKNORTH INITIATIVE

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81 2021 ESG ANNUAL REPORT TRICON RESIDENTIAL Our Innovation Our Approach We focus on two key outcomes for our residents: delivering superior service and innovative housing solutions that enhance their lives while addressing housing needs. Key Programs - Technology-Enabled Operating Platform - TriAD, TriFORCE and TriPOD, suite of proprietary technology applications - Innovation Lab - Augmented Reality - Intelligent Virtual Agent Our Commitment A Message from Our Chief Financial Officer Tricon’s story is one of entrepreneurship and innovation, as we were a pioneer in one of the largest and most fragmented asset classes in the world – single-family rental housing. With Tricon’s entry into this new and emerging sector came the challenge of managing thousands of individual homes efficiently and effectively. Leveraging innovative technologies helps Tricon achieve these goals, and we are adopting leading-edge solutions to drive convenience, connectivity, efficiency, affordability, and access for our residents. To further these efforts, in 2021, we launched a comprehensive digital transformation to upgrade and expand upon the technological infrastructure required to efficiently support and grow Tricon’s single-family rental business over the next decade. Highlights of our accomplishments to date include: Our technology-enabled operating platform streamlines and automates significant facets of our single-family rental business, including home acquisitions, renovations, repairs and maintenance, home showings, leasing and renewals, and fleet management. Our suite of proprietary TriAD, TriFORCE and TriPOD applications support streamlined acquisitions and transaction management, coordinate repairs and maintenance activity between our central office, maintenance technicians in the field, and third-party vendors, and help manage all aspects of the resident life cycle. We use logistics software and mobile inventory management to optimize the time our maintenance technicians need to service our homes. We are using an intelligent virtual agent (IVA) to automate leasing and maintenance inquiries at our call center, enabling our team members to focus on higher-value resident engagements and increasing our first-time repair rate by more accurately identifying the tools and materials required to complete a work order. Currently, our IVA handles approximately 20% of inbound work order calls before a live agent is required to address the resident’s issue. Our digital transformation has created a solid foundation to support leading- edge innovation that will serve our residents even better in the future. As CFO, my commitment is to continue supporting innovative solutions that focus on solving business challenges, enabling our teams to unlock our residents’ home experience, and driving our ESG strategy. WISSAM FRANCIS Executive Vice President and Chief Financial Officer Introduction Our Residents Our Impact Our Governance Our InnovationOur People ESG DisclosuresContents

Contents Introduction Our People Our Residents Our Impact Our Governance **Our Innovation** ESG Disclosures

Driving Efficiencies with our Technology-Enabled Operating Platform

Innovative technology is at the core of Tricon's business operations, from the acquisition of homes to leasing and customer service. Our suite of proprietary software tools enables us to efficiently manage our growing portfolio.

In 2021, we expanded our TriPOD platform to our multi-family portfolio in order to enhance our service delivery and operational efficiency.


ACQUISITIONS
MARKETING & LEASING
RESIDENT SERVICES
MAINTENANCE & TURNS
ASSET MANAGEMENT
INNOVATION
TriAD
TriPOD
TriFORCE
Property Acquisition
Sourcing
Underwriting
Transaction Management
Portfolio Management
Dispositions
Resident Life Cycle
Communications
Applications
New Leases
Renewals
Notice to Vacate
Construction & Maintenance
Pre-Acquisition Scoping
Renovations & Turns
Budget to Actuals
Move-In & Move-Out Inspections
Vendor Invoicing
Lead Management
Application Received
Lease Executed
Move-In Scheduled
Renewal Offered
Notice to Vacate
Move-Out Scheduled
TriPOD

SUITE OF PROPRIETARY SOFTWARE

TriAD

TriAD is Tricon's acquisition services platform, which supports sourcing, underwriting and transaction management. This platform filters more than one million Multiple Listing Service (MLS) listings per year, based on 90 different criteria.

TriPOD

TriPOD is our customer relationship management platform, supporting management of all aspects of the resident life cycle, including lead management, lease applications, showings, leasing, renewals and resident communications. TriPOD enables a fully digital lead-to-lease process for both single-family and multi-family operations.

TriFORCE

TriFORCE is Tricon's renovation, construction and maintenance platform, providing scoping, vendor management, inspection and other process-related services. Work is distributed through an algorithmic intake process, which facilitates efficient and consistent dispatching. This platform enables real-time data sharing by field staff, third-party vendors and the central office.

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Our Innovation Lab

Innovation is at the heart of Tricon's culture and is embedded in our numerous operations and sustainability initiatives. At our Innovation Lab in Orange County, California, members of our information technology, acquisition, asset management, operations and marketing teams meet regularly to reimagine the resident experience. By collaborating and sharing ideas, our team members are turning emerging technologies and customer insights into new service offerings and operational improvements that contribute to our industry-leading performance metrics. The Innovation Lab is an integral part of our "innovation funnel", enabling us to test new technologies and capabilities in order to improve the resident experience, and is the driving force behind many of the novel initiatives underway at Tricon today.

Augmented Reality

In 2021, Tricon launched augmented reality training and assessment technology to streamline our training program for maintenance technicians and to assess how well they are able to diagnose and complete routine repairs. The technology helps us both impart and measure individual skills and provides our maintenance technicians with access to robust training for professional development and career advancement.

Among other resources, Interplay Learning is a leading provider of virtual training for our skilled maintenance technicians. As part of our Tricon Academy educational platform, this online solution makes HVAC, electrical, plumbing, solar power and safety training programs available to anyone in the Tricon organization. A four-week pilot in early 2021 confirmed that Interplay Learning is more cost-effective than traditional training methods, such as sending technicians to training centers or requiring in-field training and assessments, and generates faster and better training results. Pilot participants indicated that they were "very likely" to recommend the program; the average recommendation score was 9.8 out of 10.

34
MODULES

In 2021, our maintenance technicians completed 34 role-based augmented reality training modules, which we aim to increase in 2022.

9.8
OUT OF 10

Pilot participants indicated that they were "very likely" to recommend the Interplay Learning program, with an average recommendation score of 9.8 out of 10.



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Scalable Technology-Enabled Operating Platform

Technology and innovation are essential to our success. Tricon has developed a technology-enabled platform that supports growth, provides residents with an elevated living experience and optimizes operating efficiencies. The Company's suite of proprietary software applications, referred to as TriApps, automates every facet of the single-family rental business.

Asset Management

Revenue optimization tools to balance rent, occupancy rate and time on market

Dedicated ancillary revenue team continues to add new service offerings that benefit residents and drive revenue growth

Asset tagging of major components to forecast useful service life and manage the replacement cycle

Acquisitions

The Company has streamlined the process of home acquisitions and standardized hundreds of key underwriting steps


Technology-Enabled Operating Platform

Call Center

Intelligent Virtual Agent streamlines resident inquiries ranging from new leases to service requests

Efficient centralized administration and oversight of repairs and maintenance

Resident Underwriting

Statistical screening model that can qualify residents, drive retention and reduce turnover costs

Repairs & Maintenance

TriFORCE platform enables real-time data sharing by field staff and central office

Mobile inventory management drives efficiency for maintenance technicians

Leasing

Leverage 360-degree online tours, self-showing technology, and lead scoring tools to maximize prospect conversion

Virtual move-ins offer residents added convenience

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Achieving Scalability and Service with Intelligent Virtual Agent Technology

Employing innovative technology enables us to continue providing exceptional service to our residents while we continue to grow our single-family and multi-family portfolios. Our goal is to give our residents the ability to contact us on the channel of their choice and to alternate seamlessly between channels – from chatbot to voice or text to email – without losing any interaction history.

Tricon's call center remains the primary contact point for many prospective and current residents. In 2021, our customer service agents averaged a wait time of less than two minutes for most calls to respond to inquiries related to leasing, resident services, or maintenance.

We recently enhanced our call center's effectiveness with the Phase 2 implementation of Intelligent Virtual Agent (IVA) technology. In addition to automating the leasing tour scheduling process, our IVA's capabilities enable residents to contact our call center at any hour of the day to initiate maintenance work orders, to inquire about available homes, or to find answers for some of the most common questions about residents' accounts. With this expanded IVA technology, approximately 20% of customer service calls were handled without requiring a customer service representative in 2021, while residents can always request to speak to one of our customer service representatives, if desired.





CALL CENTER TUSTIN OFFICE

37,000+

homes and apartments are served by our call center.

22%

increase in call completion due to our IVA initiating residents' work orders before a live agent schedules them.

EACH MONTH IN 2021, OUR CALL CENTER RECEIVED:

46,800+

Average total monthly calls

20,300+

Average monthly leasing calls from prospective residents interested in specific properties, scheduling a tour or reviewing the application process

7,800+

Average monthly maintenance calls

18,500+

Calls from existing residents with non-maintenance issues such as payment and policy questions

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S G Awards and Recognition E ENVIRONMENTAL SOCIAL GOVERNANCE The Selby, Best Rental Development of the Year ESG Disclosures Our Impact Our People and Our Residents Our Governance 4.5 on Google Reviews as at December 31, 2021. OUT OF 5 A+ RATING Introduction Our Residents Our Impact Our Governance Our InnovationOur People ESG DisclosuresContents 86 2021 ESG ANNUAL REPORT TRICON RESIDENTIAL

ESG Performance Scorecard Our year-over-year performance on the metrics aligned with our ESG priorities for our U.S. and Canadian business operations can be found at triconresidential.com/about/sustainability. Introduction Our Residents Our Impact Our Governance Our InnovationOur People ESG DisclosuresContents 87 2021 ESG ANNUAL REPORT TRICON RESIDENTIAL

Contents Introduction Our People Our Residents Our Impact Our Governance Our Innovation **ESG Disclosures**

GRI Content Index

STATEMENT OF USE

Tricon Residential Inc. has reported the information cited in this GRI content index for the period from January 1 to December 31, 2021, with reference to the GRI Standards.

GRI 1 USED

GRI 1: Foundation 2021

GRI Indicator	Disclosure Title	Disclosure Description and Location
Foundation		
N/A	Principles for defining report content and quality, and the process for sustainability reporting using the GRI Standards	This report aligns with the GRI Standards and UN SDGs and adheres to the following principles: • Stakeholder inclusiveness • Materiality • Accuracy • Clarity • Reliability • Sustainability context • Completeness • Balance • Comparability • Timeliness
General Disclosures		
GRI 2: General Disclosures	2-1 Organizational details	Refer to the Introduction on page 4 of this report.
	2-2 Entities included in the organization's sustainability reporting	Refer to the Introduction on page 4 of this report.
	2-3 Reporting period, frequency and contact point	Refer to the Introduction on page 4 of this report.
	2-4 Restatements of information	Refer to the Introduction on page 4 of this report.
	2-6 Activities, value chain and other business relationships	Refer to the Introduction on page 4 of this report.
	2-7 Employees	Refer to the ESG Performance Scorecard available on our website.
	2-9 Governance structure and composition	Refer to Our ESG Governance in the Introduction on page 12, Our Governance section on page 72 of this report and our most recent Management Information Circular.
	2-10 Nomination and selection of the highest governance body	Refer to the Our Governance section on page 72 of this report and our most recent Management Information Circular.
	2-11 Chair of the highest governance body	Refer to the Our Governance section on page 72 of this report and our most recent Management Information Circular.
	2-12 Role of the highest governance body in overseeing the management of impacts	Refer to Our ESG Governance in the Introduction on page 12, Our Governance section on page 72 of this report and our most recent Management Information Circular.
	2-13 Delegation of responsibility for managing impacts	Refer to Our ESG Governance in the Introduction on page 12, Our Governance section on page 72 of this report and our most recent Management Information Circular.
	2-14 Role of the highest governance body in sustainability reporting	Refer to Our ESG Governance in the Introduction on page 72 of this report.
	2-15 Conflicts of interest	Refer to the Our Governance section on page 72 of this report.

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GRI Indicator	Disclosure Title	Disclosure Description and Location
	2-16 Communication of critical concerns	Refer to our most recent Management Information Circular.
	2-17 Collective knowledge of the highest governance body	Refer to the Our Governance section on page 72 of this report and our most recent Management Information Circular for broader roles and responsibilities of the Board.
	2-18 Evaluation of the performance of the highest governance body	Refer to Our ESG Governance in the Introduction on page 12 of this report.
	2-19 Remuneration policies	Refer to our most recent Management Information Circular.
	2-20 Process to determine remuneration	Refer to our most recent Management Information Circular.
	2-21 Annual total compensation ratio	Refer to our most recent Management Information Circular.
	2-22 Statement on sustainable development strategy	Refer to Our ESG Strategy in the Introduction on page 15 of this report.
	2-23 Policy commitments	Refer to the Our Governance section on page 72 of this report and the ESG Performance Scorecard available on our website.
	2-24 Embedding policy commitments	Refer to the Our Governance section on page 72 of this report and our most recent Management Information Circular.
	2-25 Processes to remediate negative impacts	Refer to the Our Governance section on page 72 of this report and our most recent Management Information Circular.
	2-26 Mechanisms for seeking advice and raising concerns	Refer to the Our Governance section on page 72 of this report and our most recent Management Information Circular.
	2-27 Compliance with laws and regulations	Refer to the Our Governance section on page 72 of this report and our most recent Management Information Circular.
	2-28 Membership associations	Refer to Our ESG Strategy in the Introduction on page 16 of this report.
	2-29 Approach to stakeholder engagement	Refer to Our ESG Strategy in the Introduction on page 16 of this report and our most recent Management Information Circular.
Material Topics		
GRI 3: Material Topics	3-1 Process to determine material topics	Refer to Our ESG Strategy in the Introduction on page 17 of this report.
	3-2 List of material topics	Refer to Our ESG Strategy in the Introduction on page 17 of this report.
	3-3 Management of material topics	Refer to Our ESG Strategy in the Introduction on page 17 of this report.
Economic Performance		
GRI 201: Economic Performance	201-1 Direct economic value generated and distributed	Refer to the ESG Performance Scorecard available on our website.
	201-2 Financial implications and other risks and opportunities due to climate change	Refer to the Our Impact section on page 51 and Our Governance section on page 72 of this report.
	201-3 Defined benefit plan obligations and other retirement plans	Refer to the Our People section on page 19 of this report.
	201-4 Financial assistance received from government	Refer to the Our Residents section on page 33 and Our Impact section on page 51 of this report.
Market Presence		
GRI 202: Market Presence	202-1 Ratios of standard entry level wage by gender compared to local minimum wage	Refer to the Our People section on page 19 of this report.
	202-2 Proportion of senior management hired from the local community	Refer to the Our People section on page 19 of this report and the ESG Performance Scorecard available on our website.

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Contents Introduction Our People Our Residents Our Impact Our Governance Our Innovation **ESG Disclosures**

GRI Indicator	Disclosure Title	Disclosure Description and Location
Indirect Economic Impacts		
GRI 203: Indirect Economic Impacts	203-1 Infrastructure investments and services supported	Refer to the Our Impact section on page 51 of this report and the ESG Performance Scorecard available on our website.
Procurement Practices		
GRI 204: Procurement Practices	204-1 Proportion of spending on local suppliers	Refer to the Our Impact section on page 51 of this report and the ESG Performance Scorecard available on our website.
Anti-corruption		
GRI 205: Anti-corruption	205-1 Operations assessed for risks related to corruption	Refer to the Our Governance section on page 72 of this report and our most recent Management Information Circular.
	205-2 Communication and training about anti-corruption policies and procedures	Refer to the Our Governance section on page 72 of this report.
	205-3 Confirmed incidents of corruption and actions taken	Refer to the ESG Performance Scorecard available on our website.
Anti-competitive Behavior		
GRI 206: Anti-competitive Behavior	206-1 Legal actions for anti-competitive be-havior, anti-trust, and monopoly practices	Refer to the Our Governance section on page 72 of this report and our most recent Management Information Circular.
Biodiversity		
GRI 304: Biodiversity	304-1 Operational sites owned, leased, managed in, or adjacent to, protected areas and areas of high biodiversity value outside protected areas	Refer to the Our Impact section on page 51 of this report.
	304-2 Significant impacts of activities, products and services on biodiversity	Refer to the Our Impact section on page 51 of this report.
	304-3 Habitats protected or restored	Refer to the Our Impact section on page 51 of this report.
Supplier Environmental Assessment		
GRI 308: Supplier Environmental Assessment	308-2 Negative environmental impacts in the supply chain and actions taken	Refer to the Our Impact section on page 51 of this report.
Employment		
GRI 401: Employment	401-1 New employee hires and employee turnover	Refer to the Our People section on page 19 of this report and the ESG Performance Scorecard available on our website.
	401-2 Benefits provided to full-time employees that are not provided to temporary or part-time employees	Refer to the Our People section on page 19 of this report.
	401-3 Parental leave	Refer to the Our People section on page 19 of this report.

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Contents Introduction Our People Our Residents Our Impact Our Governance Our Innovation **ESG Disclosures**

GRI Indicator	Disclosure Title	Disclosure Description and Location
Occupational Health and Safety		
GRI 403: Occupational Health and Safety	403-2 Hazard identification, risk assessment, and incident investigation	Refer to the Our Governance section on page 72 of this report.
	403-5 Worker training on occupational health and safety	Refer to the ESG Performance Scorecard available on our website.
	403-8 Workers covered by an occupational health and safety management system	Refer to the Our People section on page 19 and Our Governance section on page 72 of this report.
	403-9 Work-related injuries	Refer to the ESG Performance Scorecard available on our website.
Training and Education		
GRI 404: Training and Education	404-1 Average hours of training per year per employee	Refer to the ESG Performance Scorecard available on our website.
	404-2 Programs for upgrading employee skills and transition assistance programs	Refer to the Our People section on page 19 of this report.
	404-3 Percentage of employees receiving regular performance and career development reviews	Refer to the ESG Performance Scorecard available on our website.
Diversity and Equal Opportunity		
GRI 405: Diversity and Equal Opportunity	405-1 Diversity of governance bodies and employees	Refer to the Our People section on page 19 and Our Governance section on page 72 of this report, the ESG Performance Scorecard available on our website and our most recent Management Information Circular.
Non-Discrimination		
GRI 406: Non-discrimination	406-1 Incidents of discrimination and corrective actions taken	No reports of material incidents of discrimination and corrective actions taken for the reported period. Refer to the Code of Business Conduct, Fidelity and Ethics on our website for our commitment to uphold appropriate workplace behavior.
Rights of Indigenous Peoples		
	411-1 Incidents of violations involving rights of Indigenous peoples	Refer to Community Engagement in the Our Residents section on page 44 of this report.

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Contents Introduction Our People Our Residents Our Impact Our Governance Our Innovation ESG Disclosures

Corporate Information

Board of Directors

David Berman
Executive Chairman & Co-Founder

Gary Berman
Director, President &
Chief Executive Officer

Frank Cohen
Independent Director

Camille Douglas
Independent Director

Renée Lewis Glover
Independent Director

Ira Gluskin
Independent Director

Michael Knowlton
Independent Chair of the
Audit Committee

Siân M. Matthews
Independent Chair of the
Compensation, Nominating &
Corporate Governance Committee

Geoff Matus
Director & Co-Founder

Peter D. Sacks
Independent Lead Director

AGM Details

**Annual and Special
Shareholders Meeting
June 22, 2022**

Shareholder Information

Exchange and Symbol
NYSE: TCN
TSX: TCN

Corporate Head Office
7 St. Thomas Street, Suite 801
Toronto, Ontario M5S 2B7

ESG Contacts

Andrew Carmody
Managing Director,
Head of Sustainability
416 323 2498

Irena Stankovic
Director, ESG Strategy
416 928 4052

Investor Relations Contacts

Wissam Francis
Executive Vice President
& Chief Financial Officer
416 323 2484

Wojtek Nowak
Managing Director,
Capital Markets
416 925 2409

Media Contact

Tara Tucker
Vice President, Communications
416 323 2484

92 2021 ESG ANNUAL REPORT TRICON RESIDENTIAL

We have always recognized that long-term business success depends on the success of our residents and the communities where we operate. When families have the stability necessary to build pathways to their own financial freedom, entire communities can prosper. At Tricon, we believe that this compassionate approach to serving our residents is not only the right thing to do, but also the contributing factor to our high occupancy, industry-low turnover rate and leading resident satisfaction scores. GARY BERMAN President & Chief Executive Officer, Director 93 2021 ESG ANNUAL REPORT TRICON RESIDENTIAL

7 St. Thomas Street, Suite 801 Toronto, Ontario M5S 2B7 T 416 925 7228 F 416 925 7964 www.triconresidential.com Sustainability is our priority